SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ 76.483.817/0001-20 PUBLIC COMPANY CVM registration no. 1431 - 1 MINUTES OF THE 212TH EXTRAORDINARY GENERAL MEETING 1. DATE, TIME AND LOCATION: Held on August 22, 2025, at 2:00 p.m., held exclusively in digital mode, and considered, therefore, pursuant to Art. 5, § 3, of CVM Resolution No. 81, of March 03, 2022, as amended, as having been carried out at the Company's registered office, located in the city of Curitiba, in the State of Paraná, at Rua José Izidoro Biazetto No. 158, Block A, Orleans, CEP 81200-240. 2. CALL NOTICE: The first call notice was originally published, in accordance with Art. 124 of Federal Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”) in the editions of June 24, 25, and 26, 2025, on pages B5 (June 24), A11 (June 25), and B6 (June 26), with reratification in the editions of July 14, 15 and 16, 2025 in the newspaper “Valor Econômico”, on pages A13 (July 14), A9 (July 15) and A5 (uly 16). Subsequently, in accordance with the CVM decision of August 15, 2025, with regards to CVM SEI Process No. 19957.008641/2025-06, the Extraordinary General Meeitng was reconvened with a new publication of the call notice in the editions of August 19, 20 and 21, 2025, on pages A4 (August 19), B4 (August 20) and A6 (August 21), with simultaneous disclosure of the documents on the webpage of said newspaper, in accordance with art. 289, I, of the Brazilian Corporate Law. 3. QUORUM: Shareholders holding 736.439.619 common registered, book-entry shares with no par value, issued by the Company, disregarding treasury shares, representing approximately 69,26% of the total votes conferred by the Company's voting shares, according to the signatures contained in the Company's Shareholder Attendance Book, which reflect participation via the electronic remote participation system made available by the Company and votes cast via distance voting ballot. Also present were shareholders holding 871.230.287 preferred shares, representing approximately 52.01% of the share capital, disregarding treasury shares. 4. ATTENDANCE: Mr. Marcel Martins Malczewski, Chairman of the Company's Board of Directors, Mr. Sérgio Henrique da Fonseca, member of the Supervisory Board, and, representing the Company’s Management, Mr. Daniel Pimentel Slaviero, CEO, Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, and Mr. Vicente Loiácono Neto, Executive Director of Governance, Risk and Compliance. 5. PRESIDING BOARD: The proceedings were chaired by Mr. Marcel Martins Malczewski, Chairman of the Company’s Board of Directors, pursuant to Article 12 of the Bylaws, and, acting as secretary, Mr. Henrique Bonjardim Filizzola, also responsible for signing the copy of the minutes to be forwarded to the Company Registration Office. 6. PUBLICATIONS AND DISCLOSURE: Documents pertaining to matters on the agenda, including the Management’s Proposal this General Meeting, were previously made available to shareholders at the Company's headquarters and disclosed on the webpages of the Brazilian Securities and Exchange Commission ("CVM"), B3 S.A. - Brazil, Bolsa, Balcão ("B3") and the Company’s, pursuant to the terms of the Brazilian Corporate Law and applicable CVM regulations. 7. AGENDA: Review, discuss and vote the following matters: 7.1. Authorization for the administrators to submit to B3 a request for the Company to enter, even if conditioned, the special segment of the B3 stock market called Novo Mercado and admission of the Company's shares to trading in said segment; 7.2. Amendment of the statutory rules applicable to the conversion of shares, with the COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ 76.483.817/0001-20 PUBLIC COMPANY CVM registration no. 1431 - 1 exclusion of item III of §11 of Art. 5 of the Bylaws to enable the PN Unification (as defined in item 4 of the agenda), observing that the effectiveness of this statutory amendment will be subject to the approval of creditors whose respective financial instruments provide for the early maturity of the debts of the Company or its subsidiaries as a result of the approval of any matters provided herein (“Waivers”); 7.3. Change in the preferences and advantages conferred to class “B” preferred shares (“PNB”) to match those of class “A” preferred shares (“PNA”), with the pertinent amendment to article 5 of the Company’s Bylaws, the effectiveness of which will be subject to the Waivers being obtained; 7.4. Conditioned on the approval of items “2” and “3” of the agenda, the unification of the PNA and PNB share classes (PNA and PNB jointly, “PN”), through the mandatory conversion of all PNB shares into PNA (“PN Unification”), with the pertinent amendment of Art. 5 of the Company’s Bylaws, the effectiveness of which will be subject to the Waivers being obtained; 7.5. Amendment of Art. 5 of the Company's bylaws to create a new class of "C" preferred shares, nominative, book-entry and without nominal value ("PNC"), compulsorily redeemable, without the need for approval at a special meeting of PNC shareholders, pursuant to §6 of Art. 44 of the Brazilian Corporate Law; 7.6. Subject to the approval of the PN Unification, the mandatory conversion of all PN shares into common shares and PNC preferred shares, in proportion to a new common share and a new PNC share for each PN share (“PN Conversion”), the effectiveness of which will be subject to the implementation of the following suspensive conditions (“Suspensive Conditions - NM”): (i) ratification of the PN Conversion at a special meeting of PN preferred shareholders, pursuant to Art. 136, § 1 of the Brazilian Corporate Law, to be convened in due course (“PN Ratification”); (ii) obtaining Waivers; and (iii) effective entry of the Company into the Novo Mercado segment and effective admission of the shares issued by the Company to trading in the Novo Mercado segment ("Migration to Novo Mercado"). 7.7. Conditional on the PN Conversion, application of available reserves in the compulsory redemption of all PNC shares, for the amount of R$ 0.7749 per share, without modification of the Company’s share capital (“Rescue”); 7.8. Conditioned on the PN Conversion, amendment and consolidation of the Company's bylaws to provide for the result of the PN Conversion, the improvement in governance rules and the inclusion of the provisions required by the Novo Mercado listing regulation, in accordance the Management’s Proposal ("Statutory Reform"); and 7.9. Authorization for Management to perform all acts necessary to implement the above deliberations. 8. RESOLUTIONS: Once the meeting was installed and after the examining and discussing the matters on the agenda, the shareholders present resolved as follows: 8.1. To approve, in accordance with the votes recorded on the voting chart in Appendix I, the authorization for the administrators to submit to B3, a request for the Company to to be listed, even if conditioned, in the special segment of the B3 stock market called Novo Mercado and admission of the Company's shares to trading in said segment. 8.2. To approve, in accordance with the votes recorded on the voting chart in Appendix I, the amendment of the statutory rules applicable to the conversion of shares, with the COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ 76.483.817/0001-20 PUBLIC COMPANY CVM registration no. 1431 - 1 exclusion of item III of §11 of Art. 5 of the Bylaws to enable the PN Unification, the effectiveness of which will be subject to the Waivers being obtained. 8.3. To approve, in accordance with the votes recorded on the voting chart in Appendix I, the amendment of the preferences and advantages granted to class “B” preferred shares (“PNB”) to make them equivalent to class ‘A’ preferred shares (“PNA”), with the respective amendment to article 5 of the Company’s Bylaws, the effectiveness of which will be subject to the Waivers being obtained. 8.3.1. It should be noted that, as a result of the changes approved herein in items 8.2 and 8.3, and conditioned on obtaining the Waivers, Art. 5 of the Company's Bylaws shall be effective with the following wording: “Art. 5 (...) § 7 Preferred shares shall give their holders the following preferences and advantages: I. Preferred shares shall have priority in the distribution of minimum dividends of 10% (ten percent) per year, to be equally apportioned among them, on the basis of equity corresponding to this type of shares, paid up until December 31 of the immediately preceding fiscal year, an amount that will be imputed to the mandatory dividend provided for in Article 87; II. The dividend to be paid to each prefered share shall be at least 10% (ten percent) higher than that attributed to each common share, in accordance with the provisions of Federal Law No. 6,404/1976 and subsequent amendments; III. Preferred shares shall acquire the right to vote if, for a period of 03 (three) consecutive years, they are not paid the priority or minimum dividends to which they are entitled; IV. Preferred shares insure their holders the right to be included in a public offer to acquire shares as a result of the Disposal of Company Control at the same price and under the same conditions offered to the Disposing Controlling Shareholder; V. The special class preferred share held by the State of Paraná will give the State of Paraná priority in the reimbursement of capital, without premium, in the event of liquidation of the company, corresponding to the percentage of the share capital that such share represents, and the power to veto in general meeting resolutions (...)” 8.3.2. It should be noted that, with the conclusion of the Migration to the Novo Mercado process, considering the implementation of the PN Conversion and the implementation of the Statutory Reform object of item 7.8 above, the wording of the Bylaws I Appendix II shall prevail. 8.3.3. It should be noted that shareholders who hold common shares of the Company that do not approve the change of preferences and advantages conferred on PNBs to match PNAs - whether by dissention, abstention or absence - shall have the right to withdraw from the Company, in accordance with applicable legislation, according to deadlines and information for exercising the right of recess to be timely disclosed by means of a notice to shareholders. 8.3.4. It should be noted that the Company reserves the right to convene a general meeting to ratify or reconsider this resolution, if the administrators believe that COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ 76.483.817/0001-20 PUBLIC COMPANY CVM registration no. 1431 - 1 payment of the reimbursement price of common shares to dissenting shareholders who exercised the right of withdrawal would put the Company's financial stability at risk, pursuant to Art. 137, §3, of the Brazilian Corporate Law. 8.4. To approve, in accordance with the votes recorded on the voting chart in Appendix I, PN Unification, through the mandatory conversion of all PNB shares into PNA, with the respective amendment of Art. 5 of the Company's Bylaws, whose effectiveness is subject to obtaining Waivers. 8.4.1. It should be noted that the amendments to Art. 5 of the Bylaws to reflect PN Unification are already described in item 8.3.1 above. 8.4.2. It should be noted that, with the conclusion of the Migration to the Novo Mercado process, considering the implementation of the PN Conversion and the implementation of the Statutory Reform object of item 7.8 above, the wording of the Bylaws I Appendix II shall prevail. 8.5. To approve, in accordance with the votes recorded on the voting chart in Appendix I, the amendment of Art. 5 of the Company's Bylaws for the creation of the PNC shares, compulsorily redeemable, without the need for approval at a special meeting of PNC shareholders, pursuant to §6 of Art. 44 of the Brazilian Corporate Law. 8.5.1. It should be noted that, as a result of the amendments approved herein, Art. 5 of the Company's Bylaws shall be effective with the following wording: “Art. 5. (...) § 1. Subject to the provisions of Article 100, the Company may, by resolution of the General Meeting, issue preferential, nominative and non-nominal shares, which will have the following characteristics, rights and advantages: I. except for the provisions of the Level 2 Regulation until migration to the Novo Mercado, they shall not grant the holder the right to vote in the resolutions of the General Meeting, nor shall they acquire the right to vote fully in the event of nondeclaration or payment of the proceeds to which they are entitled; II. they shall grant priority to repayment of capital in the event of liquidation of the Company's assets, without premium, in the amount corresponding to the percentage of the share capital represented by such share; III. they are automatically and compulsorily redeemable immediately upon issuance, without the need for a special meeting of holders of preferred shares, for the amount to be defined at the time of its issuance, to be paid in national currency on the date of redemption, occasion on which the Company is permitted to withhold amounts for tax payment purposes, taxes, fees and expenses for which, by law, the Company is responsible for withholding at the source on behalf of the shareholder. IV. they confer the right to receiving proceeds on equal terms with the common shares issued by the Company; and V. they confer the right to be included in a public offer of disposal of control, on equal terms with common shares.” 8.5.2. It should be noted that, with the conclusion of the Migration to the Novo Mercado process, considering the implementation of the PN Conversion and the implementation of the Statutory Reform object of item 7.8 above, the wording of the COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ 76.483.817/0001-20 PUBLIC COMPANY CVM registration no. 1431 - 1 Bylaws I Appendix II shall prevail. 8.6. To approve, in accordance with the votes recorded on the voting chart in Appendix I, PN Conversion, whose effectiveness shall be subject to the implementation of the Suspended Conditions - NM. 8.6.1. It should be noted that, as a result of the PN Conversion approved herein, observing the implementation of the Suspended Conditions - NM, all PN shares (currently, unified PNA and PNB shares) are mandatorily converted into common shares and PNC shares - observing the proportion of one common share and one PNC share for every one PN share. 8.6.2. It should be noted that shareholders holding preferred shares (unified PNA and PNB shares), will decide on the ratification of the PN Conversion at a special meeting (“Special Meeting”) to be convened in due course, pursuant to Art. 136, §1 of the Brazilian Corporate Law. 8.6.3. It should be noted that the current shareholders holding PNA and PNB shares will participate of the same Special Meeting, on equal terms, and the matter will be considered approved, pursuant to §1 of Art. 136 of the Brazilian Corporate Law, upon approval by holders of more than half of the PN shares (which, as mentioned, should assemble the current PNA and PNB shares, considering the PN Unification). 8.6.4. It should be noted that shareholders who hold the Company's PNA and PNB, who do not approve the PN Conversion at the Special Meeting - whether by dissention, abstention or absence - shall have the right to withdraw from the Company, in accordance with the applicable law, according to deadlines and information for exercising the right of recess to be timely disclosed by means of notice to shareholders. 8.6.5. It should be noted that the Company reserves the right to convene a general meeting to ratify or reconsider this resolution, if the administrators believe that payment of the reimbursement price of common shares to dissenting shareholders who exercised the right of withdrawal would put the Company's financial stability at risk, pursuant to Art. 137, §3, of the Brazilian Corporate Law. 8.7. To approve, in accordance with the votes recorded on the voting chart in Appendix I, the Redemption of all PNC shares, the effectiveness of which is subject to the Conversion PN. 8.7.1. It should be noted that the ratification of the PN Conversion shall be decided at a Special Meeting by the shareholders holding the PNA and PNB, as indicated in items 8.6.4 and 8.6.5 above. 8.7.2. It should be noted that the compulsory Redemption shall be carried out immediately after the PN Conversion, for the amount of R$ 0.7749 per PNC share redeemed. 8.7.3. It should be noted that the Redemption shall be effective without reduction of COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ 76.483.817/0001-20 PUBLIC COMPANY CVM registration no. 1431 - 1 the Company's share capital, through the application of available profit and capital reserves. 8.7.4. It should be noted that the Redemption will not be subject to the approval of holders of PNC shares, in view of the proposed amendment to Art. 5 of the Bylaws and the provisions of Art. 44, § 6, of the Brazilian Corporate Law. 8.8. To approve, in accordance with the votes recorded on the voting chart in Appendix I, the Statutory Reform that, subject to Conversion PN, will become effective in accordance with Appendix II. 8.9. To approve, in accordance with the votes recorded on the voting chart in Appendix I, the authorization for the administrators to perform all the acts necessary to implement the above resolutions. 9. DOCUMENTS: The vote presented in writing by the shareholder was authenticated by the presiding board and by the shareholder who requested it and is filed at the Company's headquarters. 10. CLOSING AND DRAWING UP OF THE MINUTES: There being nothing further to discuss, the Chairman suspended the meeting for the drawing up of these minutes, in the form of a summary of the events that took place, containing only a transcription of the resolutions taken and their disclosure with the omission of the signatures of the shareholders present, as provided for in art. 130, §§ 1 and 2 of the Brazilian Corporate Law, which, when presented and found to be in order, were approved by those present. The attendance of the shareholders was recorded at these minutes and in the Shareholders' Attendance Book by signature of the Secretary of the meeting, in accordance with the applicable regulations. MARCEL MARTINS MALCZEWSKI SÉRGIO HENRIQUE DA FONSECA Chairman of the General Meeting and Member of the Supervisory Board Chairman of the Board of Directors DANIEL PIMENTEL SLAVIERO FELIPE GUTTERRES RAMELLA CEO Vice President, of Finance and Investor Relations VICENTE LOIÁCONO NETO HENRIQUE BONJARDIM FILIZZOLA Executive Director of Governance, Secretary of the General Meeting Risk and Compliance COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Lista de presença da 212ª Assembleia Geral Extraordinária, realizada em 22.08.2025: Acionistas presentes: ALVARO LUIZ DAROS, Edelberto da Silva Boeira, Sergio Feijão Filho, Vilson Rosalino da Silveira, Mauricio Rodrigues Chagas, Rafael de Freitas Abreu Representados por Fernanda Abreu de Oliveira: INFRAD MASTER FUNDO DE INVESTIMENTO EM AÇÕES, MALIKO INVESTMENTS LLC, RADAR MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, MANUKA INVESTMENTS LLC Representados por Beatriz Scafuro Silveira: BRAD LS FIF - CI MULT - RESP LTDA, BRAD SMART ALLOC FIF - CIA - RESP LTDA, BRAD M IBOV FIF - CIA - RESP LTDA, AGORA DIVIDENDOS INDEX FIF – CIA - RESP LTDA, BRADESCO MASTER EQUITY HEDGE PREV FIFE FIF MULT RESP LTDA, AGORA TOP 10 INDEX FIF CLASSE INV ACOES RESP LTDA, BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES SALUBRE, BRAD H DIV FIF - CIA - RESP LTDA, BRAD H FIF – CI ACOES IBOVESPA – RESP LTDA, BRAD M L BIASED FIF - CIA - RESP LTDA, BRAM LONG BIASED FIF CLASSE INV EM ACOES RESP LTDA, BRAD FIF – CIA IBRX MULTIPATROCINADO – RESP LTDA, BRAD IBOV PLUS FIF - CIA - RESP LTDA, BRAD FMP - FGTS - CI CARTEIRA LIVRE - RESP LTDA, BRAM FIF - CIA IBOVESPA ATV - RESP LTDA, BRAM FIF - CIA IBRX- 50 - RESP LTDA, BRAD FIF - CIA IS SUSTENTABILIDADE EMPRESARIAL - RESP LTDA, BRAD M DIV FIF - CIA - RESP LTDA, BRAM H IBOVESPA GESTAO FIF - CIA - RESP LTDA, BRAM EQ HDG FIF - CI MULT - RESP LTDA, BRAM H PASSIVO IBRX FIF - CIA - RESP LTDA, BRAM H FIF - CI ACOES DIV - RESP LTDA, BRAM FIF - CI ACOES SMALL CAPS - RESP LTDA, AGORA ESMERALDA FI FINANCEIRO CI MULT RESP LTDA, IS M PREV ESG FIF - CI SUST EM ACOES - RESP LTDA, FI DE INDICE - CI ETF BRAD IBOVESPA - RESP LTDA, BRAD DIV INDEX FIFE FIF - CIA - RESP LTDA, AGORA DIVERSIFICACAO INDEX FIF – CI ACOES – RESP LTDA, BRAD FIF - CIA ZINCO - RESP LTDA, BRADESCO MULTIPORTFOLIO F.M.P. FGTS - CART LIVRE - RESP LTDA, BRAM FIF - CIA IBOV - RESP LTDA, BRAM CRESCIMENTO FIF - CIA - RESP LTDA, BRAD FIF - CIA DIV - RESP LTDA, IBOVESPA 157 FIF - CIA - RESP LTDA, FIF CIA ARUBA RESP LTDA, B-INDEX MORNING BR PESOS IGUAIS FIF - CI DE IND- RESP LTDA, BRAM FIF - CIA IBRX ATV - RESP LTDA, BRAM FIF - CIA - RESP LTDA, BRAM H INST FIF - CIA - RESP LTDA, BRAD M PREV FIF - CIA - RESP LTDA, BRAD FIF - CI MULT FUND AMAZONAS SUST – RESP LTDA, BRADSEG PARTICIPACOES LTDA - GESTÃO BRAM - RV, BRAD INSTIT IBRX ATV FIF - CIA - RESP LTDA, BRADESCO SAÚDE - LIVRE RV, BRAM FIF - CIA IS SUSTENTABILIDADE EMPRESARIAL 2 - RESP LTDA, BRADESCO MASTER PREVIDENCIA IBOVESPA ATIVO FI FINANCEIRO CIA RESP LTDA, BRAD M IBRX FIF - CIA - RESP LTDA, BRADESCO VIDA E PREVIDENCIA - GESTÃO BRAM - LIVRE RV, FI DE INDICE - CI B-INDEX MORNINGSTAR SET DEF BR - RESP LTDA Representados por Caio Cesar Zerbato: Estado do Paraná Representados por MURILO OROFINO TAROSSO: Tenax Macro Master FIM, TX A Acoes FIA, Tenax Acoes Master Institucional FIA, Tenax Acoes Master FIA, Tenax Equity Hedge FIM, Tenax Total Return Master FIM Representados por Verônica Gomes Vairo, Dalmo Hiroshi Araujo Fugita: BNDES PARTICIPAÇÕES S.A. Representados por Christiano Marques de Godoy: ITAÚ PREVIDÊNCIA IBRX FIA, ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ MASTER MOMENTO AÇÕES FUNDO DE INVESTIMENTO, ITAU MOMENTO ESG ACOES FUNDO DE INVESTIMENTO, IT NOW IBOVESPA B3 BR+ FUNDO DE ÍNDICE RESPONSABILIDADE LIMITADA, IT NOW IDIV FUNDO DE INDICE, ITAU PHOENIX ACOES FI, ITAÚ ARTAX ENDURANCE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ ARTAX ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ ARTAX MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ ARTAX LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, RT DEFIANT FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ FLEXPREV SMART AÇÕES BRASIL FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ OPTIMUS LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO, IT NOW IDIV RENDA DIVIDENDOS FUNDO DE ÍNDICE – RESPONSABILIDADE LIMITADA, ITAÚ VÉRTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ VOTL FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, IT NOW IGCT FUNDO DE INDICE, LONG BIAS FUNDO DE INVESTIMENTO EM AÇÕES, ITAÚ AÇÕES DIVIDENDOS FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ IBRX ATIVO MASTER FIA, THE BANK OF NEW YORK, ITAÚ ALVORADA MASTER FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ FTSE® RAFI BRAZIL 50 CAPPED INDEX FUNDO DE INVESTIMENTO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ GOVERNANÇA CORPORATIVA AÇÕES FUNDO DE INVESTIMENTO SUSTENTÁVEL, ITAÚ MOMENTO II AÇÕES FUNDO DE INVESTIMENTO, ITAU MOMENTO IQ ACOES FUNDO DE INVESTIMENTO, ITAU INDEX ACOES IBRX FI Representados por Raphael Manhães Martins: Victor Adler Participantes que votaram por meio de voto à distância: SPX Canadian Eagle, GENOA CAPITAL ARPA MASTER CLASSE DE INVESTIMENTOS EM AÇÕES - RESP LIMITADA, GENOA CAPITAL RADAR MASTER CLASSE DE INVESTIMENTO MULTIMERCADO - RESP LIMITADA, GENOA CAPITAL PULSE PREV C FIFE FIF MULT - RESP LIMITADA, GENOA CAPITAL PULSE PREV A FIFE FIF MULT - RESP LIMITADA, GENOA CAPITAL CRUISE PREV C FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, GENOA CAPITAL CRUISE PREV A FIFE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESP LIMITADA, GENOA CAPITAL VESTAS MASTER CLASSE DE INVESTIMENTO MULTIMERCADO - RESP LIMITADA, GENOA CAPITAL ARPA MASTER CLASSE DE INVESTIMENTO MULTIMERCADO - RESP LIMITADA, GENOA CAPITAL CRUISE BRASILPREV FIFE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESP LIMITADA, ATMOS MASTER FIA, ATMOS INSTITUCIONAL MASTER FIA, Bahia AM II Fundo de Investimento Financeiro, Bahia AM Long Biased Máster Fundo de Investimento Financeiro, Bahia AM Valuation Master Fundo de Investimento Financeiro, Bahia AM Una Equity Hedge Fundo de Investimento Financeiro, LINUS LLC, ATMOS MASTER PREV, DANILO MACHADO FONTENLA, BTG PACTUAL REFERENCE ABSOLUTO MODERADO FUNDO MÚTUO DE PRIVATIZAÇÃO - FGTS CARTEIRA LIVRE, BTG PACTUAL REFERENCE ABSOLUTO FUNDO MÚTUO DE PRIVATIZAÇÃO DO FGTS – CARTEIRA LIVRE, BOGARI VALUE P FIFE PREVIDENCIÁRIO, KÍNITRO FUNDO DE INVESTIMENTO EM AÇÕES, IBIUNA EQUITIES MASTER FIF - CLASSE DE INVESTIMENTO EM AÇÕES - RESPONSABILIDADE LIMITADA, IBIUNA LONG BIASED MASTER FIF - CLASSE DE INVESTIMENTO MULTIMERCADO - RESPONSABILIDADE LIMITADA, IBIUNA LONG SHORT ST MASTER FIF - CLASSE DE INVESTIMENTO MULTIMERCADO - RESP LIMITADA, IBIUNA LS IB FIF - CLASSE DE INVESTIMENTO EM AÇÕES - RESP LIMITADA, SULAMÉRICA IBIUNA LONG BIASED PREV FIF MULTIMERCADO RESPONSABILIDADE LIMITADA, SANTANDER PREV IBOVESPA ATIVO AÇÕES - FIF RESP LIMITADA, IAJA SAM AÇÕES - FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, SANTANDER PREV ETHICAL SUSTENTABILIDADE IS AÇÕES - FUNDO DE INVESTIMENTO FINANCEIRO RESP LIMITADA, SANTANDER PREV SELEÇÃO LONG BIASED MULTIMERCADO - FUNDO DE INVESTIMENTO FINANCEIRO RESP LIMITADA, FP ARX Total Return FIF Ações - Resp Ltda, ARX Macro Master FIF Multimercado - Resp Ltda, Clube de Investimento dos Empregados da Vale Investvale, Evolve Capital Gestão de Recursos Ltda., SPX Apache Master Fundo de Investimento de Ações, GQG PARTNERS EMERGING MARKETS EQUITY FUND, RUSSELL GLOBAL INFRASTRUCTURE POOL, CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND, KEVEN KESLLY MELO DA CONCEICAO, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, JNL/GQG EMERGING MARKETS EQUITY FUND, ALLIANCE TRUST PLC, BRUNO DE ALMEIDA INTROVIGNI, HUMBERTO JUNQUEIRA GALLI DA SILVA, MONAEL PINHEIRO RIBEIRO, WILSHIRE SOLUTIONS FUNDS TRUST, RUSSELL INSTITUTIONAL FUNDS,LLC- RUSSELL GLOBAL LISTED I F, ALEXANDRE JOSE FAVA DE SOUZA JUNIOR, JOAO CARLOS GARCIA, THE ACADEMY OF NATURAL SCIENCES OF PHILADELPHIA, PATRICK HOFFMANN ANTUNES, COHEN & STEERS GLOBAL LISTED INFRASTRUCTURE FUND (, WESLEY DIAS MACIEL, GABRIELLE FATIMA SANTOS, RODRIGO DE SOUZA NOGUEIRA, RAFAEL MACEDO DA SILVA, LEANDRO GOMES MOLINA, GEOVANE WESLEY NUNES BARROSO, EVERTON REZENDE MATTOS, ARGO GLOBAL LISTED INFRASTRUCTURE LIMITED, BBH GQG PARTNERS EMERGING MARKETS EQUITY MASTER FU, ALYSSON GOMES DOS SANTOS, JOAO GUILHERME MARTINS PRESTES, LUIZ HENRIQUE DE MORAES RODRIGUES, FABIO ROBERTO OYAMBURO CHAVES, WILLIAN CLEYSON FRITSCHE, HOUSTON MUNICIPAL EMPLOYEES PENSION SYSTEM, ROBSON MARCHESI MARQUES, GUSTAVO YURI MARQUES FELIX, FERNANDO DAMIAO DO N FILHO, GQG GLOBAL UCITS ICAV, CNS GLOBAL LISTED INFRASTRUCTURE EQUITY FUND, RUSSELL GLOBAL LISTED INFRASTRUCTURE FUND - $A HEDGED, PENSIOENFONDS METAAL OFP, HSBC ETFS PLC HSBC EMERG MARKET SUSTAIN EQUITY UCITS ETF, ERIKSON HOLSTEIN DA SILVA, CARESUPER, LUCIMAR PUPO FERREIRA BRAGA, EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS, DREXEL UNIVERSITY, WILSHIRE MULTI-MANAGER REAL ASSET FUND, GENERAL MILLS GROUP TRUST, NORTHERN MULTI-MANAGER GLOBAL LISTED INFRASTRUCTURE FUND, MARCOS MOYA MANZANO, ANTONIO CARLOS PEREIRA, LEANDRO SOUZA TAVARES, EVERTON JORGE, MURILLO BERTOZZI SCHINCAGLIA, HACKENSACK MERIDIAN HEALTH, INC., AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, THIAGO LOURO DE ARAUJO, DANIEL HENRIQUE MATIOLI, GQG PARTNERS EMERGING MARKETS EQUITY FUND (AUSTRALIA), RELIANCE TRUST INSTITUTIONAL RETIREMENT TRUST SERIES TWELVE, GQG PARTNERS EMERGING MARKETS EQUITY FUND-GQG PARTNERS S LLC, MAGNA UMBRELLA FUND PLC, AMANDA ALVES LACERDA, CELSO KATSUMI KONDO, HACKENSACK MERIDIAN HEALTH MASTER RETIREMENT TRUST, FLAVIO DA SILVA, JECKSON SILVA DE CAMARGO, AP PENSION LIVSFORSIKRINGSAKTIESELSKAB, LINCOLN CAMPAGNOLO, RETIREMENT PLAN FOR EMPLOYEES OF AETNA INC, ANTONIO HENRIQUES SIMOES MONTEIRO, COHEN E STEERS INFRASTRUCTURE FUND, INC., ICARO ANDRE MACHADO, ROCHE U.S. RETIREMENT PLANS MASTER TRUST, RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S., JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, MAICKONN RICHARD LUIZ NUNES MACEDO CASTRO, MUZETTI BUZATO CUNHA, STATE OF CALIFORNIA MASTER TRUST, GLOBEFLEX EMERGING MARKETS ALL CAP COMMINGLED TRUS, SALT SUSTAINABLE GLOBAL LISTED INFRASTRUCTURE FUND, RICARDO DE OLIVEIRA SILVA, EDUARDO BISOGNO ANDRADE, COHEN STEERS INC., WASHINGTON STATE INVESTMENT BOARD, PENSION PLANS MASTER TRUST FOR ALCOA USA CORPORATI, COHEN E STEERS GLOBAL INFRASTRUCTURE FUND INC, ILLINOIS MUNICIPAL RETIREMENT FUND, LUCIA HELENA W B DE SOUZA, MARCELO LEONARDO LEAL LIMA, DESJARDINS EMERGING MARKETS EQUITY INDEX ETF, STATE OF CONNECTICUT ACTING T. ITS TREASURER, GOVERNMENT INSTITUTIONS PENSION FUND, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, RUSSELL INVESTMENT COMPANY RUSSELL GLOBAL INFRASTRUCTURE FUN, HAND COMPOSITE EMPLOYEE BENEFIT TRUST, RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F, JNL MULTI-MANAGER EMERGING MARKETS EQUITY FUND, LEONARDO JOSE PASCOAL, MATHEUS FELIX MARQUES, CAIO LUCIO SOUSA DUARTE, MANAGED PENSION FUNDS LIMITED, NORGES BANK, AZ QUEST TOP MASTER FIA, AZ QUEST TOP LONG BIASED PREV MASTER FIFE FIF MULTIMERCADO, AZ QUEST SMALL MID CAPS PREV MASTER FIFE FI FINANCEIRO DE AÇÕES, FCOPEL II FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, AZ QUEST SMALL MID CAPS MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, AZ QUEST MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, AZ QUEST ITAÚ PREVIDÊNCIA MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, AZ QUEST SMALL MID CAPS PREV MASTER FIFE FIF EM AÇÕES, BOGARI VALUE MASTER II, BOGARI VALUE ICATU PREV FUNDO DE INVESTIMENTO, Gerdau Previdência FIFA 04 - RL, Nucleos III Oceana FIFA - RL, CAPSTONE MACRO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, SPX Patriot Master Fundo de Investimento de Ações, Oceana Litoral FIFA - RL, Oceana Selection Prev II FIFE FIFA - RL, Oceana Selection Master FIFA - RL, Oceana Equity Hedge I Master FIFA - RL, Oceana Equity Hedge Master FIF MM - RL, FP FOF Oceana FIFA - RL, Oceana Selection Prev Master FIFA - RL, Oceana Indian FIFA - RL, IBIUNA EQUITY STRATEGY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, IBIUNA LONG BIASED MASTER FIF - CLASSE DE INVESTIMENTO EM AÇÕES - RESP LIMITADA, SANTANDER FUNDO MÚTUO DE PRIVATIZAÇÃO - FGTS CARTEIRA LIVRE RESPONSABILIDADE LIMITADA, MARIA LUCIA RIBEIRO COELHO, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, RODRIGO DE FALCHI SCHELLMANN, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, MAURICIO ALEXANDRE GOMES, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND, FERNANDO IZAR, FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, THE BOARD OF THE PENSION PROTECTION FUND, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, GOVERNMENT OF SINGAPORE, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, STATE STREET IRELAND UNIT TRUST, GOLDMAN SACHS TRUST II - GOLDMAN SACHS M-M R ASSETS S FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY, STELLAR INSURANCE, LTD., SPDR S&P EMERGING MARKETS EX-CHINA ETF, XTRACKERS (IE) PUBLIC LIMITED COMPANY, GILBERTO SOUZA ALFONSIN, COHEN STEERS REAL ASSETS FUND, INC, SIDNEI ARAUJO, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, AMERICAN CENTURY ETF TRUST-AVANTIS RESPONSIBLE EME, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, JOSE LEANDRO MICHEL, EDUARDO CARDOSO BRAGA, ROBERSON MARCOS LECIOLI, GENERAL ORGANISATION FOR SOCIAL INSURANCE, STICHTING PHILIPS PENSIOENFONDS, OSCAR ROBERTO ROCHAJUNIOR, NEULER MASTER FUNDO DE INVESTIMENTO EM ACOES, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, MARCOS PAULO LEMES NOGUEIRA, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, ELAINE DA SILVA DOROTEIA, THE EMERGING M.S. OF THE DFA I.T.CO., KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, FILIPE DAROS, NFS LIMITED, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, REASSURE LIMITED, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, ELDER SANTOS NAZARETH, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F, COHEN STEERS SICAV, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, MERCER UCITS COMMON CONTRACTUAL FUND, JNL EMERGING MARKETS INDEX FUND, GLOBAL CORE INFRASTRUCTURE INDEX FUND, HANDELSBANKEN LATINAMERIKA TEMA, CAROLINE CRISTINA MELLIN, OPENWORLD PUBLIC LIMITED COMPANY, ANDRE MARINO KULLER, LEGAL & GENERAL ICAV, PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, FRANKLIN LIBERTYSHARES ICAV, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, ROGER MARCELO SIMONATO DE CARVALHO, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, HUANG KUO TCHING, RONNY COUTO, HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC, BRENO SANTOS SOUZA, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, CIBC EMERGING MARKETS EQUITY INDEX ETF, CANADA PENSION PLAN INVESTMENT BOARD, AZ FUND 1 - AZ EQUITY - BRAZIL TREND, ELIAS EDUARDO ROSA, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, ELINALDO VIEIRA DOS SANTOS, DAVILSON APARECIDO MARCELINO, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, CONSTRUCTION BUILDING UNIONS SUPER FUND, COHEN STEERS COLLECTIVE INVESTMENT TRUST, ALEXANDRE MOTTA CONTIERO, UTAH STATE RETIREMENT SYSTEMS, GLOBAL CORE INFRASTRUCTURE INDEX NON-LENDABLE FUND E, LEGAL GENERAL U. ETF P. LIMITED COMPANY, CANADA LIFE DIVERSIFIED REAL ASSETS FUND, JOSE EDUARDO JACQUES ROMAGNA, GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB, LEGAL GENERAL GLOBAL INFRASTRUCTURE INDEX FUND, RUSSELL INVESTMENTS GLOBAL LISTED INFRASTRUCTURE FUND, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, JAIME DE SOUZA AZEVEDO, SCHWAB EMERGING MARKETS EQUITY ETF, STICHTING PENSIOENFDSVOOR DE WONINGCORPOR., SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVCFUNDAMENTAL, INTERNATIONAL MONETARY FUND, ARMANDO CAMOLEZE FILHO, ASSET MANAGEMENT EXCHANGE UCITS CCF, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, THOMAS MAGNO DE JESUS SILVEIRA, MIGUEL ANTONIO MARCON, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, THE PUBLIC INSTITUITION FOR SOCIAL SECURITY, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, ABS DIRECT EQUITY FUND LLC, JOELSON DIAS CROZOE, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, RODRIGO ALVES RICCI, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, VANGUARD FUNDS PUBLIC LIMITED COMPANY, ABSOLUTE PREVIDENCIÁRIO B FIFE MST FIM, ABSOLUTE VERTEX PREV C1 FIFE FIM RESP LTDA, ABSOLUTE PACE MASTER FIM, ABSOLUTE MACRO PREV FIM, ABSOLUTE PREVIDENCIÁRIO ITAÚ MASTER FIM, ABSOLUTE VERTEX PREV FIFE C2 FIM RESP LTDA, ABSOLUTE ENDURANCE IVP FIA, ABS TOTAL MASTER FIFIM, ABSOLUTE BRASILPREV FIFE FIM, ABSOLUTE BOLD PREV FIF, ABSOLUTE PACE PREV B FIFE LB FIF EM AÇÕES - RESP LTDA, ABS PACE PREV FIFE FIA, ABSOLUTE BOLD MASTER FIM, ABSOLUTE VERTEX PREV BRADESCO FIFE PREV FIM, ABSOLUTE PREVIDENCIÁRIO MASTER FIM, ABSOLUTE PREVIDENCIÁRIO MASTER II FIM, ABSOLUTE PACE LONG BIASED MASTER FIA, ZENITH FIM, ABSOLUTE VERTEX PREV II FIFE FIM RESP LIMITADA, ABSOLUTE PACE PREV C1 FIFE FIA RESP, ABSOLUTE PACE PREV FIFE FIA, ABSOLUTE ENDURANCE MASTER FIA, ABSOLUTE HEDGE MASTER FIM, ABSOLUTE VERTEX PREV FIFE FIM, ABSOLUTE VERTEX MASTER FIM, ABSOLUTE FIA FIFE PREV, SPX Lancer Previdenciário Fundo de Investimento Multimercado, Oceana Serra da Capivara FIFA - RL, Oceana Valor II Master FIFA - RL, SPX Ranger Previdenciário Fundo de Investimento Financeiro Multimercado – Responsabilidade Limitada, SPX Raptor Master Fundo de Investimento no Exterior Multimercado Crédito Privado, Oceana Long Biased B Previdência FIFE FIM, RVA EMB III FIFA - RL, Oceana Selection E Master FIFA - RL, MOAT CAPITAL LONG BIAS MASTER FIF MULT RL, MOAT CAPITAL TOTAL RETURN INSTITUCIONAL FUNDO DE INVESTIMENTO FINANCEIRO AÇÕES, MOAT CAPITAL TOTAL RETURN PREV FIFE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO, MOAT CAPITAL TOTAL RETURN FUNDO DE INVESTIMENTO FINANCEIRO - CLASSE DE INVESTIMENTO EM AÇÕES, ANDRE GUILHERME GIL GUIMARAES, ALL BTG PACTUAL LATIN AMERICA EQUITY, BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, EVOLVE LONG ONLY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, BOGARI VALUE Q FUNDO DE INVESTIMENTO FINANCEIRO, BOGARI VALUE MASTER, BTG PACTUAL TEVA DIVIDENDOS ATIVOS REAIS LISTADOS FUNDO DE ÍNDICE, ATIT MASTER PREV FIFE FIA, BTG PACTUAL ABSOLUTO PREVIDÊNCIA FUNDO DE INVESTIMENTO DE AÇÕES, BTG PACTUAL ABSOLUTO PREVIDÊNCIA FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, BTG PACTUAL ESG FUNDO DE INDICES SP/B3 BRAZIL ESG, BTG PACTUAL MULTI AÇÕES FUNDO DE INVESTIMENTO DE AÇÕES, BOGARI VALUE A PREVIDENCIÁRIO FUNDO DE INVESTIMENTO EM AÇÕES FIFE, SPX GLOBAL MACRO STRATEGY, SPX Falcon Institucional Master Fundo de Investimento Multimercado, HARDIHOOD I FUNDO DE INVESTIMENTO EM AÇÕES, SPX Falcon Master Fundo de Investimento de Ações, SPX Hornet Equity Hegde Master Fundo de Investimento Multimercado, SPX Lancer Plus Previdenciário Fundo de Investimento Multimercado, SPX Long Bias Previdenciário Master 2 Fundo de Investimento Financeiro Multimercado Responsabilidade Limitada, SPX Long Bias Previdenciário Master Fundo de Investimento Multimercado, SPX Nimitz Master Fundo de Investimento Multimercado, Oceana Valor Prev II FIFE FIFA - RL, Oceana Valor Prev FIFE FIFA - RL, Oceana Valor Master FIFA - RL, Oceana Long Biased Prev II FIF MM - RL, Oceana Long Biased Prev FIF MM - RL, Oceana Long Biased Master FIFA - RL, Oceana Long Biased Master FIF MM - RL, Oceana LB ADV Prev Master FIF MM - RL, Oceana QP8 FIFA - RL, Oceana Prev Master FIFE FIF MM - RL, SANTANDER PREV AÇÕES DIVIDENDOS - FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, SANTANDER PREV SELEÇÃO 70 MULTIMERCADO - FIF RESP LIMITADA, SANTANDER ETHICAL SUSTENTABILIDADE IS AÇÕES - FIF RESPONSABILIDADE LIMITADA, SAM SELEÇÃO DINÂMICO CLASSE DE INVESTIMENTO EM AÇÕES BDR NÍVEL 1 - RESP LIMITADA, SANTANDER DIVIDENDOS AÇÕES - FIF RESP LIMITADA, ARX Long Term Master FIF Ações - Resp Ltda, Enio Cesar Barbosa, Alisson Luiz Agusti, ARTESANAL D+2 FIM, ARX Extra Master FIF Multimercado - Resp Ltda, BTG PACTUAL DIVIDENDOS MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, BTG PACTUAL TEVA IABR SELECTOR FUNDO DE INDICE, CMX I FUNDO DE INVESTIMENTO EM AÇÕES, SANTANDER IBRX AÇÕES - FIF RESP LIMITADA, SANTANDER SELEÇÃO LONG BIASED MULTIMERCADO - FIF RESP LIMITADA, SANTANDER STAR LONG & SHORT DIRECIONAL MULTIMERCADO - FIF RESP LIMITADA, SANTANDER SELEÇÃO AÇÕES - FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, SANTANDER SELEÇÃO AÇÕES - FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, SANTANDER IBOVESPA ATIVO INSTITUCIONAL AÇÕES - FIF RESP LIMITADA, ARX INCOME MASTER FIF AÇÕES - RESP LTDA, ARX Income Icatu Previdência FIF Multimercado - Resp Ltda, ARX Income Prev Master FIF Ações - Resp Ltda MANIFESTAÇÃO DE VOTO E PROTESTO APRESENTADOS À MESA DA ASSEMBLEIA GERAL EXTRAORDINÁRIA DA COMPANHIA PARANAENSE DE ENERGIA ELÉTRICA – COPEL REALIZADA EM 22 DE AGOSTO DE 2025 (“AGE”) Pela presente, o acionista Victor Adler, representado pelo subscritor da presente, manifesta seu voto contrário e protestos em face dos itens constantes da Ordem do Dia da AGE pelas razões a seguir mencionadas: A Proposta da Administração para a presente AGE tem um sabor de déjà vu no mercado de capitais brasileiro. Na hora de captar recursos, são ofertadas uma série de preferências ou vantagens ao mercado. Quando essas preferências ou vantagens se tornam inconvenientes – invariavelmente após já ter angariado a poupança popular – são adotados os expedientes mais rasteiros com o objetivo de revogá-las, não raramente maquiando a intenção em operações redentoras ou transformações para o “bem” da empresa. Aqui não é diferente. Como se demonstrará, para implementar reestruturação societária que objetiva a migração da Copel para o Novo Mercado da B3, foi apresentada à AGE proposta manifestamente ilegal. Em primeiro lugar, pretende-se, ao arrepio do Artigo 136, § 1º, da Lei 6.404, de 1976, suprimir uma das preferências ou vantagens da classe “A,” qual seja, os mecanismos de proteção estatutária contra a diluição dela. De maneira ainda mais grave, por meio de expediente fraudulento, busca suprimir a possibilidade dessa classe – a mais prejudicada – de deliberar sobre a matéria. Para completar, toda a transação é apresentada sem a fundamentação econômica mínima necessária, impedindo que qualquer acionista tome uma decisão informada. I. Da impossibilidade de equiparação entre as ações preferenciais das classes ‘A’ e ‘B’: essas classes possuem um regime jurídico-econômico distinto, sendo diverso o interesse do acionista de cada uma delas na operação A Copel possui duas classes de ações preferenciais, denominadas classe ‘A’ (“PNA”) e classe ‘B’ (“PNB”)1. Conforme previsto no Estatuto Social dela, a PNA 1 Além dessas duas classes, a Copel também emitiu uma golden share no processo de privatização. Neste caso, essa classe especial não é objeto da AGE. possui, além de todos os direitos atribuídos à PNB, três vantagens adicionais relevantes: i. Dividendos mínimos de 10% (dez por cento) ao ano, calculados com base no capital próprio a esta espécie e classe de ações (Artigo 5º, § 7º, I); ii. Prioridade absoluta em relação ao pagamento do dividendo em relação às demais ações de emissão da Companhia (Artigo 5º, § 7º, III); e iii. A proteção dos acionistas da classe contra a diluição (Artigos 5º, § 6º, e 11, III). Essas diferenças explicam a razão pela qual, ao longo dos anos, o mercado sempre pagou um prêmio para adquirir as PNA, tanto em relação às PNB quanto às ON. A estrutura de preferência e vantagens estabelecida no Estatuto Social da Copel e maneira como eles se materializam anualmente nos dividendos distribuídos por ela, como será aprofundado em maiores detalhes no item abaixo, demonstra como é absolutamente artificial a equiparação entre ações PNA e PNB. Não apenas no sentido econômico, mas também jurídico. É de se dizer: os acionistas PNA e PNB analisam a proposta submetida à AGE à luz de impactos jurídico-econômicos diferentes, uma vez que a troca proposta os impacta de maneira claramente diversa. II. Da oposição do Victor Adler aos termos da Proposta da Administração e da escancarada fraude à lei que se tenta promover A fraude à lei é de simples definição. Por meio de um conjunto de operações, busca-se produzir indiretamente efeitos jurídico-econômicos que seriam diretamente vedados por lei. Sua identificação, entretanto, exige um olhar atento. Afinal, a operação costuma nascer revestida de elaborada farsa, um discurso que busca justificar o contorno à luz de algum suposto interesse legítimo. O caso da Copel foge à regra. Aqui temos uma operação que, na origem, se propunha a observar adequadamente a lei. Entretanto, deparando-se com potencial dificuldade de ser implementada, notadamente a manifestada oposição de relevante acionista da PNA, a Administração da Companhia opta por realizar um détour para impedir que os acionistas titulares de PNA possam se manifestar sobre a operação que, em termos práticos, implicará na revogação dos privilégios ou vantagens de sua classe de ação. Afinal, em 23 de junho de 2025, a Companhia convocou a presente AGE. Naquele momento, havia a expressa previsão de que seria condição para a eficácia dela a ratificação por cada uma das classes de ações preferenciais, na forma do artigo 136, §1º, da Lei das S.A. Ocorre a proposta de operação, sob o aspecto econômico, carecia de qualquer fundamentação que justificasse seus termos, quais sejam, a equiparação da PNA à PNB, por um lado, e o irrisório prêmio de R$ 0,7749 pela conversão, por outro, careciam de justificativa. Segundo informações que se tornaram públicas, a Companhia teria informado que o valor foi definido a partir de “um critério negocial, considerando o valor presente do fluxo futuro potencial de dividendos diferenciados das ações preferenciais e a própria disponibilidade de reservas da Companhia.” Em outras palavras, o papel tudo aceita... Não há qualquer esclarecimento fundamentado que explique, sob o aspecto econômico, o que está sendo proposto. De qualquer forma, em reação à potencial oposição da classe A, ao invés de apresentar justificativas plausíveis ou rever o valor da proposta, optou-se pelo détour. A ordem do dia da AGE foi alterada para incluir um passo intermediário: a unificação das classes PNA e PNB. Em seguida, ocorreria a conversão compulsória da totalidade das ações preferenciais (agora unificadas) em ações ordinárias, por meio de deliberação de um único quórum formado por todos os preferencialistas. A mecânica da fraude é evidente: considerando a esmagadora maioria numérica dos acionistas da classe PNB, a "unificação" das classes serve ao único e deliberado propósito de utilizar o poder de voto dos acionistas PNB para subjugar e silenciar a vontade dos acionistas PNA, neutralizando a proteção legal conferida pelo art. 136, § 1º, da Lei das S.A. O ato de equiparar os direitos da PNB à PNA é um mero simulacro. Os acionistas da PNB jamais exercerão, de fato, os direitos e vantagens da PNA, pois a referida equiparação é condicionada à extinção imediata de sua classe pela conversão compulsória. Trata-se de uma passagem transitória e fictícia, cujo único objetivo é legitimar a formação de um quórum de deliberação artificialmente unificado, no qual a vontade dos acionistas PNA passa a ser irrelevante. Repita-se: o acionista PNB é levado a deliberar não com base nos interesses da classe PNA, à qual adere de forma efêmera e instrumental, mas com base nas vantagens e prejuízos de sua classe original (PNB). A fraude à lei não poderia ser mais evidente e sua consequência é uma só: a ilegalidade da Proposta da Administração. Afinal, conforme esclarece Tullio Ascarelli: “A distinção entre o negócio indireto e o negócio simulado [...] não deve, é óbvio, levar à conclusão de que o primeiro seja sempre válido. Os fins visados pelas partes podem ser ilícitos; o negócio indireto será, então, ilícito e, portanto, nulo; o negócio fraudulento constitui, afinal, uma subespécie do negócio indireto. A ilegalidade não recai, nesta hipótese, sobre a causa típica do negócio adotado pelas partes; recai sobre o objetivo último por estas concretamente visado [...].” (Problemas das Sociedades Anônimas e Direto Comparado. São Paulo: Quorum, 2008. pp. 180-181). A doutrina brasileira é uníssona no mesmo sentido: “Se a lei é tal que se lhe pode descobrir o resultado, positivo, ou negativo, que ela colima, e para alcançar esse fim determina a sanção, há-se de entender que a sanção apanha quaisquer infrações diretas ou indiretas. Donde ser indiferente ter havido, ou não a intenção. O intuito não é elemento necessário do suporte fático; salvo se a própria infração direta o exigiria, ou em se tratando de mudança de estatuto. É preciso que a sanção chegue ao mesmo resultado, positivo ou negativo, que seria o da lei, se fosse, observada; portanto, deve haver equipolência entre a sanção à violação indireta e a sanção à violação direta.” (Pontes de Miranda. Tratado de Direito Privado: Parte Geral. T. I. São Paulo: RT, 2013. § 17). “[...] deve-se considerar também nulo o negócio jurídico que vise fraudar norma jurídica imperativa, no mais das vezes utilizando um negócio lícito para atingir resultado positivo, combinando-se com outros negócios jurídicos.” (Francisco Amaral. Direito Civil: Introdução. 7ª ed. Rio de Janeiro: Renovar, 2008. pp. 535-536) Inequívoca, portanto, a ilegalidade da Proposta da Administração para a AGE, por configurar fraude ao disposto no art. 136, § 1º, da Lei das S.A. III. Do efetivo prejuízo da Proposta da Administração aos acionistas titulares de PNA: a supressão da regra relativa à proibição de diluição dos acionistas da classe Conforme demonstrado acima, a estrutura da operação como um todo é flagrantemente ilegal. Para implementá-la, além de justificativas que não se sustentam, busca a Administração da Companhia avançar sobre relevante preferência ou vantagem das PNA: os mecanismos que impedem a diluição de seus acionistas. O Estatuto Social da Companhia estabelece proteção robusta em favor dessa classe de ações. Conforme o Artigo 5º, § 6º, do Estatuto Social, não podem ser emitidas novas ações preferenciais da classe PNA em operações de aumento de capital. Por sua vez, na forma do § 11, inciso III, do mesmo Artigo, as outras ações de emissão da Companhia não podem ser convertidas em ações PNA. Em outras palavras, portanto, de uma forma ou de outra, foi assegurado que o número de ações dessa classe não possa ser aumentado, o que garante a seus titulares uma proteção direta e inequívoca contra a diluição dentro da classe. Para justificar a eliminação dessa garantia, a Proposta da Administração justificou a referida medida nos seguintes termos: “A administração da Companhia entende que não há mais razão para manter tal restrição, seja porque ela foi criada em um contexto específico, vinculado a uma estrutura de capital baseada em units, que já não existe, seja porque, após equiparadas as preferências e vantagens de ações PNB em relação às ações PNA, não há motivo para impedir a unificação de PNB e PNA, mediante a conversão mandatória de PNB em PNA.” A justificativa é manifestamente falaciosa. A Administração tenta reescrever a história da Companhia, vinculando uma proteção antiga a um evento recente para declarála obsoleta. Tal argumento, contudo, não resiste a uma simples verificação de datas. A Companhia iniciou seu programa de units em 2021. Por sua vez, a cláusula protetiva que se pretende revogar já existia na versão mais antiga do Estatuto Social dela, disponível no site dela, datado de 19.02.2004.2 Em outras palavras, a regra que a administração da Copel alega que teria sido criada no contexto do programa de units precede há, pelo menos, 20 anos da criação dele. A premissa fática da Proposta é, portanto, comprovadamente falsa. Mas não é só isto. A fragilidade dessa justificativa fica evidente ao observar que outras grandes corporações, que jamais adotaram o sistema de units, mantêm proteções idênticas em seus estatutos para classes específicas de ações, notadamente aqueles de menor volume e maiores direitos, tal como a PNA da Copel. São os casos, por exemplo, do Banco do Estado do Rio Grande do Sul S.A. – Banrisul,3 da Braskem S.A. e da Usinas Siderúrgica de Minas Gerais S/A – USIMINAS,4 , que possuem regras com o mesmo escopo, demonstrando que tal proteção é uma ferramenta de governança deliberada, e não um acidente histórico vinculado a um programa de units. Superada a insustentável justificativa da Administração, verifica-se que a supressão do Artigo 5º, § 6º, do Estatuto Social, é uma hipótese flagrante de deliberação que afeta ou prejudica apenas uma classe em detrimento das demais. A remoção de tal garantia afeta negativamente o valor e a segurança das ações PNA, enquadrando-se perfeitamente na hipótese que atrai a incidência do Art. 136, § 1º, da Lei das S.A. Esse dispositivo exige a aprovação da alteração em assembleia especial pelos acionistas da classe afetada, sempre que uma deliberação lhes causar um prejuízo específico. Por mais esse fundamento, portanto, deve-se reconhecer a ilegalidade da estrutura da Proposta da Administração submetida à AGE. 2 Conforme previsto no então Artigo 7º, § 1º: “§ 1º As ações preferenciais classe “A” poderão ser convertidas em ações preferenciais classe “B”, vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice versa.” Disponível em: <https://mzfilemanager. s3.amazonaws.com/8e10187f-e1d1-4712-be69-bd3fc0e6b8c0/assembleiascentral-dedownloads/ 4289a0144726532485c5a7e231fb24619420285b222751698b3438d97226e730/ata_da_age _das_1400.pdf>. 3 Na forma do Artigo 5º, § 4º, do respectivo Estatuto Social: “§4º - As ações preferenciais classe A serão conversíveis em ações ordinárias ou preferenciais classe B, na forma do artigo 8º (oitavo) abaixo. As ações ordinárias e as ações preferenciais classe B não serão conversíveis.” 4 Essas duas últimas preveem a conversibilidade apenas de uma classe para a outra, mas não o inverso. Assim, no Artigo 6º, §§ 2º e 3º, e no Artigo 5º, § 4º, do respectivo Estatuto Social. IV. Da ausência de justificativas para a relação de troca proposta. Se no plano jurídico a operação é inqualificável, no plano econômico, a operação carece de qualquer fundamentação. Apenas para demonstrar a disparidade do que está sendo proposto, segundo informações divulgadas pela Companhia,5 nos últimos cinco exercícios sociais, os valores pagos a título de dividendos para cada uma das ações de emissão da Copel são os seguintes: Exercício ON PNA PNB PNAxPNB PNAxON 2024 0,74182178 0,81600427 0,81600427 0,00 0,07418249 2023 0,34556585 0,48034963 0,38012253 0,1002271 0,13478378 2022 0,33393001 0,44975543 0,36732305 0,08243248 0,11582542 2021 1,06322895 1,16955929 1,16955929 0,00 0,10633034 2020 0,35415271 0,69297766 0,38956739 0,30341027 0,33882495 Total: 2,8386993 3,60864628 3,12257653 0,48606975 0,76994698 Média: 0,56773986 0,72172926 0,62451531 0,09721395 0,1539894 Com base na tabela acima, verifica-se que, em média, a PNA atribui anualmente um dividendo quase R$ 0,10 (dez centavos) superior à PNB. À luz dessa diferença média e considerando a taxa de desconto adotada pela ANEEL para o setor de 7,89% (WACC real após impostos)6, o valor presente dessa vantagem financeira equivale a, no mínimo, R$ 1,23 por ação, considerando um ultraconservador cenário de crescimento zero. Comparando a PNA à ON, chega-se a um valor presente da diferença de R$ 1,95 (e não R$ 0,7749, conforme a Proposta da Administração). Por mais essa razão, é inviável a aprovação da Proposta da Administração. 5 Disponível em: < https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0- 308a2393e330/5ef167b9-b74d-ada1-8b11-e62b3c28bd60?origin=1> e <https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/931a102e-a8b9- 101d-1c5a-32e6b886b1cf?origin=1> 6 DESPACHO Nº 882, DE 27 DE MARÇO DE 2025 V. Conclusão Pelas razões acima, o acionista Victor Adler, representado pelo subscritor da presente, registra seu protesto, bem como seu voto contrário a todos os itens da Ordem do Dia da presente AGE Raphael Manhães Martins OAB/RJ nº 147.187 AGE Mapa Final de Votação Resumido 22 de agosto de 2025 Relações com Investidores https://ri.copel.com/ ri@copel.com RUA JOSE IZIDORO BIAZETTO, 158, ORLEANS, CEP 81200-240, 7535 - PR 1. [BVD Nº 1] Autorização para os administradores da Companhia submeterem à B3 S.A. — Brasil, Bolsa, Balcão (“B3”) pedido de ingresso, ainda que condicionado, da Companhia no segmento especial do mercado de ações da B3 denominado Novo Mercado e admissão das ações da Companhia à negociação em referido segmento. ON Aprovar Rejeitar Abster-se 736.436.823 736.379.528 (100.00%) 33.294 (0.00%) 24.001 2. [BVD Nº 7] Alteração das regras estatutárias aplicáveis à conversão de ações, com a exclusão do inciso III do §11 do art. 5.º do Estatuto Social para viabilizar a Unificação PN (conforme definido no item 4 abaixo), observado que a eficácia desta alteração estatutária estará subordinada à aprovação dos credores cujos respectivos instrumentos financeiros prevejam vencimento antecipado das dívidas da Companhia ou de suas controladas em decorrência da aprovação de quaisquer matérias aqui previstas (“Waivers”). ON Aprovar Rejeitar Abster-se 736.436.823 736.372.950 (100.00%) 33.368 (0.00%) 30.505 3. [BVD Nº 8] Alteração das preferências e vantagens conferidas às ações preferenciais classe “B” (“PNB”) para equiparação às ações preferenciais classe “A” (“PNA”), com a respectiva alteração do art. 5.º do Estatuto Social da Companhia;, cuja eficácia estará subordinada à obtenção dos Waivers. ON Aprovar Rejeitar Abster-se 736.436.827 736.385.031 (69.26%) 35.314 (0.00%) 16.482 4. [BVD Nº 9] Condicionado à aprovação dos itens “2” e “3” acima, a unificação das classes de ações PNA e PNB (PNA e PNB em conjunto, “PN”), mediante a conversão mandatória da totalidade das ações PNB em PNA (“Unificação PN”), com a respectiva alteração do art. 5.º do Estatuto Social da Companhia, cuja eficácia estará subordinada à obtenção dos Waivers. ON Aprovar Rejeitar Abster-se 736.435.647 736.373.043 (99.99%) 42.418 (0.01%) 20.186 5. [BVD Nº 10] Alteração do art. 5.º do estatuto social da Companhia para criação de nova classe de ações preferenciais classe “C”, nominativas, escriturais e sem valor nominal (“PNC”), compulsoriamente resgatáveis, sem a necessidade de aprovação em assembleia especial de titulares de ações PNC, nos termos do §6.º do art. 44 da Lei das S.A. ON Aprovar Rejeitar Abster-se 736.435.675 734.333.205 (69.06%) 2.069.350 (0.19%) 33.120 6. [BVD Nº 11] Condicionado à aprovação da Unificação PN, a conversão mandatória da totalidade das ações PN em ações ordinárias e ações preferenciais PNC, na proporção de uma nova ação ordinária e uma nova ação PNC para cada uma ação PN (“Conversão PN”), cuja eficácia estará subordinada ao implemento das seguintes condições suspensivas (“Condições Suspensivas – NM”): (i) ratificação da Conversão PN em assembleia especial de acionistas preferencialistas PN, nos termos do art. 136, § 1º da Lei das S.A., a ser oportunamente convocada (“Ratificação PN”); (ii) obtenção dos Waivers; e (iii) efetivo ingresso da Companhia no segmento do Novo Mercado e efetiva admissão das ações de emissão da Companhia à negociação no segmento do Novo Mercado (“Migração ao Novo Mercado”). ON Aprovar Rejeitar Abster-se 736.436.475 736.358.228 (100.00%) 33.862 (0.00%) 44.385 7. [BVD Nº 12] Condicionado à Conversão PN, aplicação das reservas disponíveis no resgate compulsório da totalidade das ações PNC, pelo valor de R$0,7749 por ação, sem modificação da cifra do capital social (“Resgate”). Mapa Final de Votação Resumido COMPANHIA PARANAENSE DE ENERGIA - COPEL - 76.483.817/0001-20 COPEL - Assembleia Geral Extraordinária 22/08/2025 14:00 ON Aprovar Rejeitar Abster-se 736.439.619 736.361.550 (99.99%) 38.800 (0.01%) 39.269 8. [BVD Nº 13] Condicionado à Conversão PN, reforma e consolidação do estatuto social da Companhia para prever o resultado da Conversão PN, o aprimoramento nas regras de governança e de alçadas e a inclusão dos dispositivos exigidos pelo regulamento de listagem do Novo Mercado, nos termos da proposta da administração (“Reforma Estatutária”). ON Aprovar Rejeitar Abster-se 736.435.623 736.371.038 (100.00%) 33.210 (0.00%) 31.375 9. [BVD Nº 14] Autorização para os administradores praticarem todos os atos necessários para implementar as deliberações acima. ON Aprovar Rejeitar Abster-se 736.432.715 736.325.047 (100.00%) 33.225 (0.00%) 74.443 Mapa Final de Votação Resumido COMPANHIA PARANAENSE DE ENERGIA - COPEL - 76.483.817/0001-20 COPEL - Assembleia Geral Extraordinária 22/08/2025 14:00 ESTATUTO SOCIAL DA COMPANHIA PARANAENSE DE ENERGIA Aprovado e consolidado pela 212ª Assembleia Geral Extraordinária de Acionistas, de 22.08.2025. CNPJ: 76.483.817/0001-20 NIRE: 41300036535 Registro CVM: 1431-1 Rua José Izidoro Biazetto, 158, Bloco A Curitiba - Paraná - Brasil CEP: 81200-240 e-mail: copel@copel.com Website: http://www.copel.com Fone: (41) 3310-5050 Fax: (41) 3331-4145 Estatuto Social Copel - pág. 1/40 SUMÁRIO CAPÍTULO I DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL ........................03 CAPÍTULO II CAPITAL SOCIAL E AÇÕES.......................................................................04 CAPÍTULO III ASSEMBLEIA GERAL - AG ........................................................................07 CAPÍTULO IV ADMINISTRAÇÃO DA COMPANHIA ..........................................................08 SEÇÃO I CONSELHO DE ADMINISTRAÇÃO - CAD ...............................08 Composição, investidura e mandato ............................................................09 Vacância e substituições ..............................................................................09 Funcionamento ..............................................................................................10 Atribuições ....................................................................................................10 SEÇÃO II DIRETORIA ...............................................................................14 Composição, mandato e investidura ............................................................14 Atribuições ....................................................................................................15 Representação da Companhia .....................................................................16 Vacância e substituições ...............................................................................17 SEÇÃO III DIRETORIA REUNIDA - REDIR ...............................................17 Funcionamento ............................................................................................17 Atribuições ....................................................................................................18 CAPÍTULO V COMITÊS ESTATUTÁRIOS .........................................................................20 SEÇÃO I COMITÊ DE AUDITORIA ESTATUTÁRIO - CAE ...................21 SEÇÃO II COMITÊ DE INVESTIMENTOS E INOVAÇÃO - CII ................23 SEÇÃO III COMITÊ DE DESENVOLVIMENTO SUSTENTÁVEL - CDS ..23 SEÇÃO IV COMITÊ DE GENTE - CDG ......................................................24 CAPÍTULO VI CONSELHO FISCAL - CF ............................................................................25 Composição e funcionamento ......................................................................25 Vacância e substituições ...............................................................................25 Representação e pareceres ..........................................................................25 CAPÍTULO VII REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS ..............................26 Posse, impedimentos e vedações ................................................................26 Remuneração ................................................................................................27 CAPÍTULO VIII EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS ..................27 CAPÍTULO IX DISSOLUÇÃO E LIQUIDAÇÃO ...................................................................28 CAPÍTULO X MECANISMOS DE DEFESA........................................................................28 CAPÍTULO XI ALIENAÇÃO DE CONTROLE E SAÍDA DO NOVO MERCADO ...............30 CAPÍTULO XII PROTEÇÃO À DISPERSÃO ACIONÁRIA ...................................................30 CAPÍTULO XIII RESOLUÇÃO DE CONFLITOS ...................................................................31 CAPÍTULO XIV DISPOSIÇÕES GERAIS ..............................................................................31 ANEXOS: I ALTERAÇÕES ESTATUTÁRIAS ................................................................32 II EVOLUÇÃO DO CAPITAL ...........................................................................34 Estatuto Social Copel - pág. 2/40 CONVENÇÕES: AG: ASSEMBLEIA GERAL AGE: ASSEMBLEIA GERAL EXTRAORDINÁRIA JUCEPAR: JUNTA COMERCIAL DO ESTADO DO PARANÁ DOE PR: DIÁRIO OFICIAL DO ESTADO DO PARANÁ Observação: Texto original arquivado na Jucepar, sob o nº 17.340 (atual 41300036535), em 16.06.1955, e publicado no DOE PR de 25.06.1955. Estatuto Social Copel - pág. 3/40 CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL Art. 1º A Companhia Paranaense de Energia - Copel, abreviadamente "Copel" ou “Companhia”, é uma sociedade anônima de capital aberto, dotada de personalidade jurídica de direito privado, regida por este estatuto e pela legislação aplicável. §1º Fica vedada a alteração da denominação da Companhia. §2º Com o ingresso da Companhia no Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão (“B3”), sujeitam-se a Companhia, seus acionistas, incluindo acionistas controladores, administradores e membros do conselho fiscal, quando instalado, às disposições do Regulamento do Novo Mercado. Art. 2º O prazo de duração da Companhia é indeterminado. Art. 3º A Companhia tem sede e foro no Município de Curitiba, Estado do Paraná, Brasil, podendo estabelecer, no País e no exterior, filiais, agências, sucursais e escritórios. Art. 4º Constitui o objeto social da Companhia: I pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade; II pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas; III estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas; IV prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, a iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas, desde que previamente autorizada pelo Conselho de Administração; e V desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios, sociedades, em licitações de novas concessões e/ou em sociedades já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais. §1º A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle societário e participar do capital social de outras sociedades ou entidades, desde que previamente autorizada pelo Conselho de Administração. §2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares. Estatuto Social Copel - pág. 4/40 CAPÍTULO II - CAPITAL SOCIAL E AÇÕES Art. 5º O capital social da Companhia é de R$12.831.618.938,25 (doze bilhões, oitocentos e trinta e um milhões, seiscentos e dezoito mil, novecentos e trinta e oito reais e vinte e cinco centavos), totalmente subscrito e integralizado, dividido em 2.982.810.590 (dois bilhões, novecentos e oitenta e dois milhões, oitocentos e dez mil e quinhentos e noventa) ações ordinárias, nominativas, escriturais e sem valor nominal e em 1 (uma) ação preferencial de classe especial titularizada exclusivamente pelo Estado do Paraná. §1º Observado o previsto no Artigo 100, a Companhia poderá, por deliberação da Assembleia Geral, emitir ações preferenciais, nominativas e sem valor nominal, que terão as seguintes características, direitos e vantagens: I ressalvado o disposto no Regulamento do Nível 2 até a migração para o Novo Mercado, não conferem ao seu titular o direito de voto nas deliberações da Assembleia Geral, tampouco adquirirão direito de voto pleno em caso de não declaração ou pagamento dos proventos a que fizer jus; II conferem prioridade de reembolso de capital em caso de liquidação do patrimônio da Companhia, sem prêmio, no valor correspondente ao percentual da cifra do capital social representada por tal ação; III são automática e compulsoriamente resgatáveis imediatamente após sua emissão, sem necessidade de assembleia especial de acionistas titulares de ações preferenciais, pelo valor a ser definido no momento da sua emissão, a ser pago em moeda corrente nacional na data do resgate, sendo permitido à Companhia a retenção de valores para fins de pagamento de tributos, impostos, taxas e despesas para os quais, por força da legislação, a Companhia seja a responsável por realizar o recolhimento na fonte em nome e por conta do acionista; IV conferem o direito de recebimento de proventos em igualdade de condições com as ações ordinárias de emissão da Companhia; e V conferem o direito de serem incluídas em oferta pública de alienação de controle, em igualdade de condições com as ações ordinárias. §2º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, se instalado, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 4.000.000.000 (quatro bilhões) de ações para: I capitalização de lucros e reservas; II caso venha a ser deliberado pela Assembleia Geral a emissão de bônus de subscrição, de debêntures conversíveis em ações ou, de acordo com plano aprovado pela Assembleia Geral, a outorga de opção de compra de ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição; ou III colocação, mediante venda em bolsa de valores ou subscrição pública, de novas ações ordinárias. §3º As ações são nominativas, escriturais, mantidas em contas de depósito, em instituição financeira autorizada. §4º Fica a Companhia autorizada a escolher a instituição financeira, mediante deliberação do Conselho de Administração, para manter as ações escriturais em contas de depósito. Estatuto Social Copel - pág. 5/40 §5º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários. §6º A ação preferencial de classe especial, titularizada exclusivamente pelo Estado do Paraná, somente poderá ser resgatada mediante autorização legal e deliberação em Assembleia Geral Extraordinária. §7º A ação preferencial de classe especial titularizada pelo Estado do Paraná conferirá ao Estado do Paraná prioridade no reembolso do capital, sem prêmio, em caso de liquidação da companhia, correspondente ao percentual que tal ação representa na cifra do capital social, e o poder de veto nas deliberações da assembleia geral: a) que autorizem os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão; b) que visem à modificação do Estatuto Social com a finalidade de remoção ou alteração: 1. da obrigação de manutenção da atual denominação da Companhia; 2. da obrigação de manutenção da sede da Companhia no Estado do Paraná; 3. da vedação de que qualquer acionista ou grupo de acionistas exerça votos em número superior a 10% (dez por cento) da quantidade de ações em que se dividir o capital votante da COPEL; 4. da vedação de celebração, arquivamento e registro de acordos de acionistas para o exercício de direito de voto, exceto para a formação de blocos com número de votos inferior ao limite previsto neste Estatuto Social; e 5. a competência exclusiva da assembleia geral de autorizar os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão. §8º Ressalvado o poder de veto previsto no §7º deste artigo, a ação preferencial de classe especial titularizada pelo Estado do Paraná não terá direito a voto, tampouco adquirirá direito a voto em caso de não pagamento dos proventos a que fizer jus. §9º O poder de veto previsto no §7º deste artigo somente poderá ser exercido nos termos previstos na Lei do Estado do Paraná nº 21.272/2022 e legislação aplicável. §10 As emissões de ações, de bônus de subscrição, de debêntures conversíveis ou de outros títulos mobiliários, até o limite do capital autorizado, cuja colocação seja feita mediante venda em bolsa de valores ou subscrição pública, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores. Estatuto Social Copel - pág. 6/40 §11 As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores. Art. 6º É vedado a qualquer acionista ou grupo de acionistas, brasileiro ou estrangeiro, público ou privado, o exercício do direito de voto em número superior ao equivalente ao percentual de 10% (dez por cento) da quantidade total de ações em que se dividir o capital votante da Copel, independentemente de sua participação no capital social. Art. 7º É vedada a celebração de acordos de acionistas visando a regular o exercício do direito de voto em número superior ao correspondente ao percentual de 10% (dez por cento) da quantidade total de ações em que se dividir o capital votante da Copel. §1º Não será arquivado pela Companhia acordo de acionistas sobre exercício do direito de voto que conflite com as disposições deste Estatuto Social. §2º O presidente da Assembleia Geral da Copel não computará votos proferidos em desconformidade às regras estipuladas nos arts. 6º e 7º deste Estatuto, sem prejuízo do exercício do direito de veto por parte do Estado do Paraná, nos termos do artigo 5º deste Estatuto. Art. 8º Para os fins deste Estatuto Social, serão conceituados como grupo de acionistas 02 (dois) ou mais acionistas da Companhia: I Que sejam partes de acordo de voto, seja diretamente ou por meio de sociedades controladas, controladoras ou sob controle comum; II Se um for, direta ou indiretamente, acionista controlador ou sociedade controladora do outro ou dos demais; III Que sejam sociedades direta ou indiretamente controladas pela mesma pessoa ou sociedade, ou conjunto de pessoas ou sociedades, acionistas ou não; ou IV Que sejam sociedades, associações, fundações, cooperativas e trusts, fundos ou carteiras de investimentos, universalidades de direitos ou quaisquer outras formas de organização ou empreendimento com os mesmos administradores ou gestores, ou, ainda, cujos administradores ou gestores sejam sociedades direta ou indiretamente controladas pela mesma pessoa ou sociedade, ou conjunto de pessoas ou sociedades, acionistas ou não. §1º No caso de fundos de investimentos com administrador ou gestor comum, somente serão considerados como um grupo de acionistas aqueles cuja política de investimentos e de exercício de votos em assembleias de acionistas, nos termos dos respectivos regulamentos, for de responsabilidade do administrador ou gestor, conforme o caso, em caráter discricionário. §2º Adicionalmente ao disposto no caput e parágrafos precedentes deste artigo, considerar-se-ão partes de um mesmo grupo de acionistas quaisquer acionistas representados por um mesmo mandatário, administrador ou representante a qualquer título, exceto no caso de detentores de títulos emitidos no âmbito do programa de Depositary Receipts da Companhia, quando representados pelo respectivo banco depositário, desde que não se enquadrem em qualquer das demais hipóteses previstas no caput ou no § 1º do presente artigo. §3º No caso de acordos de acionistas que tratem do exercício do direito de voto, todos seus signatários serão considerados, na forma deste artigo, como integrantes de um grupo de acionistas, para fins da aplicação da limitação ao número de votos de que tratam os arts. 6º e 7º. §4º Os acionistas devem manter a Copel informada sobre seu pertencimento a um grupo de acionistas, nos termos deste Estatuto Social, caso tal grupo de acionistas detenha, ao todo, ações representativas de 10% (dez por cento) ou mais do capital votante da Copel. Estatuto Social Copel - pág. 7/40 §5º Os membros da mesa de assembleias de acionistas poderão pedir aos acionistas documentos e informações, conforme entendam necessário, para verificar o eventual pertencimento de um acionista a um grupo de acionistas que possa deter 10% (dez por cento) ou mais do capital votante da Copel. CAPÍTULO III – ASSEMBLEIA GERAL (AG) Art. 9º A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente. Art. 10 A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal, se instalado, ou pelos acionistas. Art. 11 A convocação será feita nos termos da legislação vigente, sendo disponibilizados os documentos relativos à respetiva pauta, de modo acessível, inclusive de forma eletrônica. Parágrafo único. Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo inclusão de assuntos gerais na pauta da Assembleia Geral. Art. 12 A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes. §1º O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente. §2º O Presidente da Assembleia Geral escolherá, dentre os presentes, 01 (um) secretário. Art. 13 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário. Parágrafo único. A Assembleia Geral Ordinária e Assembleia Geral Extraordinária poderão ser, cumulativamente, convocadas e realizadas no mesmo local, data e hora, instrumentadas em ata única. Art. 14 Cada ação ordinária na deliberação da Assembleia Geral conferirá 01 (um) voto, observados os limites para o voto de cada acionista e grupo de acionistas, nos termos dos arts. 6º e 7º deste Estatuto Social. Art. 15 O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei. Art. 16 A ata da Assembleia Geral será lavrada na forma de sumário dos fatos ocorridos, inclusive dissidências e protestos, e conter a transcrição apenas das deliberações tomadas, nos termos do §1º do artigo 130 da Lei nº 6.404, de 1976, sendo autorizada sua publicação com a omissão das assinaturas dos acionistas, conforme §2º do artigo 130 da Lei nº 6.404, de 1976. Art. 17 A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre: I aumento do capital social, além do limite autorizado no Estatuto Social; II avaliação de bens com que o acionista concorre para a formação do capital social; Estatuto Social Copel - pág. 8/40 III transformação, fusão, incorporação, cisão, dissolução e liquidação da Companhia; IV alteração deste Estatuto Social; V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração, do Conselho Fiscal, se instalado, e respectivos suplentes; VI fixação da remuneração global dos administradores e conselheiros fiscais; VII aprovação das demonstrações financeiras, das contas dos administradores, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de dividendos; VIII autorização para a Companhia mover ação de responsabilidade civil contra os administradores pelos prejuízos causados ao seu patrimônio; IX alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles; X permuta de ações ou outros valores mobiliários; XI emissão de debêntures conversíveis em ações além do limite do capital autorizado neste Estatuto Social; XII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior, além do limite do capital autorizado neste Estatuto Social; XIII eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas; XIV autorização para que os administradores aprovem e executem o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão; XV suspender o exercício de direitos dos acionistas, nos termos do art. 120 da Lei nº 6.404/76; e XVI aprovar, nos termos do Regulamento do Novo Mercado, a dispensa de realização de Oferta Pública de Aquisição de Ações em caso de saída voluntária do Novo Mercado. Parágrafo único. Observada as competências privativas atribuídas pela legislação, a Assembleia Geral poderá deliberar sobre todos os negócios relativos ao objeto da Companhia e às matérias que venham a lhe ser submetidas pelo Conselho de Administração. CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA Art. 18 A Companhia será administrada pelo Conselho de Administração e pela Diretoria. Parágrafo único. O prazo de gestão dos membros do Conselho de Administração ou da Diretoria se estende até a investidura dos novos administradores eleitos. SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD) Art. 19 O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia. Estatuto Social Copel - pág. 9/40 Composição, investidura e mandato Art. 20 O Conselho de Administração será composto por, no mínimo, 07 (sete) e, no máximo, 09 (nove) membros titulares, eleitos e destituíveis pela Assembleia Geral, todos com prazo de mandato unificado de 2 (dois) anos, permitida reeleição nos termos da Lei Federal nº 6.404/1976 e demais normativos aplicáveis. §1º Observado o disposto na Lei Federal nº 6.404/1976, o Regimento Interno do Conselho de Administração estabelecerá as regras de indicação de candidatos e a sistemática de eleição a ser adotada para o preenchimento dos cargos de conselheiro de administração. §2º Os cargos de Presidente do Conselho de Administração e de Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa. §3º O Conselho de Administração elegerá, dentre seus membros, seu Presidente, devendo tal eleição ocorrer na primeira reunião após a posse dos Conselheiros ou na primeira reunião seguinte à ocorrência de vacância desse cargo. §4º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pela Lei Federal nº 6.404/1976 e pela política de indicação, além de atender aos seguintes parâmetros: I ter a maioria de conselheiros independentes, respeitando o Regulamento do Novo Mercado da B3 e demais normas nacionais e internacionais aplicáveis. A caracterização dos indicados como independentes deverá ser deliberada na Assembleia Geral que os eleger; e II quando, em decorrência do cálculo de membros independentes referido no item acima, o resultado gerar um número fracionário, a Companhia deve proceder ao arredondamento para o número inteiro imediatamente superior. Art. 21 A posse de membros no Conselho de Administração observará as condições estabelecidas na Lei Federal nº 6.404/1976 e demais disposições legais aplicáveis. Vacância e substituições Art. 22 Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato. §1º Observados os requisitos e vedações legais aplicáveis, caberá aos conselheiros remanescentes nomear o substituto para o membro vacante até a primeira Assembleia Geral, nos termos da Lei Federal nº 6.404/1976. §2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral. §3º Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos. Art. 23 A função de conselheiro de administração é pessoal e não se admite suplente. Estatuto Social Copel - pág. 10/40 Funcionamento Art. 24 O Conselho de Administração se reunirá ordinariamente, no mínimo, 09 (nove) vezes ao ano e, extraordinariamente, sempre que necessário, conforme previsto no artigo 27 do presente Estatuto. Art. 25 As reuniões do Conselho de Administração serão convocadas pelo seu presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados. §1º As convocações enviadas no endereço físico ou eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia. §2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de 07 (sete) dias em relação à data da sua realização. §3º Ficam dispensados os procedimentos de convocação quando todos os conselheiros em exercício estiverem presentes na reunião. §4º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares. Art. 26 Fica facultada, se necessária, a participação não presencial dos conselheiros na reunião, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. O conselheiro, nesta hipótese, será considerado presente na reunião, e seu voto será considerado válido para todos os efeitos legais, sendo incorporado à ata da referida reunião. Art. 27 Quando houver motivo de urgência, formalmente justificado para os membros do Conselho de Administração, o presidente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata. Art. 28 O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos. Art. 29 As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio, de acordo com o estabelecido em seu Regimento Interno. Parágrafo único. Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado e não sendo dada publicidade. Atribuições Art. 30 Sem prejuízo das competências previstas em lei, compete ao Conselho de Administração: I fixar a orientação geral dos negócios da Companhia, incluindo aprovação e acompanhamento do plano de negócio, planejamento estratégico e de investimentos, buscando o desenvolvimento com sustentabilidade; Estatuto Social Copel - pág. 11/40 II eleger, destituir, tomar conhecimento de renúncia e substituir os membros da Diretoria da Companhia, fixando-lhes as atribuições, fiscalizando sua gestão, bem como: a) examinar a qualquer tempo os livros e papéis da Companhia, contratos ou quaisquer outros atos; b) aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e c) avaliar anualmente a execução da estratégia de longo prazo da Companhia; III manifestar-se sobre o relatório da administração e as contas da Diretoria; IV convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente; V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos; VI autorizar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário, inclusive de outros serviços de seus auditores independentes, recomendada pelo Comitê de Auditoria Estatutário, quando a remuneração global representar mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente; VII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano trabalho, com o apoio do Comitê de Auditoria Estatutário; VIII nomear e destituir o titular da Auditoria Interna, após recomendação do Comitê de Auditoria Estatutário; IX monitorar, periodicamente, com o apoio do Comitê de Auditoria Estatutário, a eficácia dos sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude; X aprovar o Código de Conduta e o Programa de Integridade da Copel, monitorando as decisões que envolvem as práticas de governança corporativa e o relacionamento com partes interessadas; XI analisar, a partir de reporte direto do Diretor responsável por governança, risco e compliance, as situações em que se suspeite do envolvimento do Presidente da Companhia em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada; XII estabelecer diretrizes quanto à gestão de pessoas; XIII realizar avaliação anual, individual e coletiva, do seu desempenho, dos membros dos Comitês Estatutários e da Diretoria; XIV aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, observada a política específica, com o suporte do Comitê de Auditoria Estatutário, exceto quando a matéria for de competência da Assembleia Geral, nos termos da lei; XV constituir, instalar e dissolver comitês não remunerados de assessoramento ao Conselho de Administração, nomear e destituir seus membros, bem como nomear e destituir os membros dos comitês estatutários de assessoramento ao Conselho de Administração, exceto se disposto em contrário neste Estatuto Social; Estatuto Social Copel - pág. 12/40 XVI aprovar os regimentos internos do Conselho de Administração, da Diretoria e dos Comitês de Assessoramento, estatutários e não estatutários, bem como eventuais alterações; XVII aprovar e monitorar as políticas gerais da Companhia e suas respectivas alterações, inclusive os seguintes assuntos: a) gerenciamento de riscos; b) integridade; c) transações com partes relacionadas; d) governança corporativa; e) sustentabilidade; f) mudança do clima; g) participações societárias; h) gestão de pessoas; i) saúde e segurança do trabalho; j) avaliação anual de desempenho do Conselho de Administração, seus Comitês Estatutários e Diretoria; k) comunicação e porta-vozes; l) negociação de ações de emissão própria; m) dividendos; n) doações e patrocínios; o) divulgação de informações e fatos relevantes; p) relações com investidores; q) remuneração dos Órgãos Estatutários; e r) política de indicação. XVIII fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os covenants existentes nos contratos já firmados; XIX mediante proposta da Diretoria, autorizar, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido, as provisões contábeis e, previamente, a celebração de quaisquer negócios jurídicos, incluindo aquisição, alienação ou oneração de ativos, cessão em comodato de bens do ativo permanente, constituição de ônus reais e prestação de garantias, assunção de obrigações em geral, renúncia, transação e ainda associação com outras pessoas jurídicas; XX estabelecer os assuntos e valores para sua alçada decisória e da Diretoria, inclusive podendo delegar a aprovação dos negócios jurídicos de sua competência em limite de alçada que definir, respeitada a competência privativa prevista em lei; XXI deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de dividendos; XXII deliberar sobre a distribuição de dividendos intermediários e de juros sobre capital próprio com base na conta de lucros acumulados ou reserva de lucros existentes registrados no último balanço anual ou semestral, ou a distribuição de dividendos intercalares e de juros sobre capital próprio com base no lucro do exercício em curso, apurado em balanços semestrais, Estatuto Social Copel - pág. 13/40 trimestrais ou em períodos menores, desde que observado o disposto na legislação, neste Estatuto Social e na política de dividendos da Companhia; XXIII dentro do limite do capital autorizado: (i) deliberar sobre o aumento do capital social fixando as respectivas condições de subscrição e integralização; (ii) deliberar sobre a emissão de bônus de subscrição; (iii) de acordo com plano aprovado pela Assembleia Geral, outorgar opção de compra de ações a administradores e empregados da Companhia ou de sociedade sob seu controle, ou a pessoas naturais que lhes prestem serviços, sem que os acionistas tenham direito de preferência na outorga ou subscrição destas ações; (iv) aprovar aumento do capital social mediante a capitalização de lucros ou reservas, com ou sem bonificação em ações; e (v) deliberar sobre a emissão de debêntures conversíveis; XXIV autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão; XXV autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures, notas promissórias, commercial papers, bonds e outros, inclusive para oferta pública de distribuição, na forma da lei, observado que, em caso de debêntures não conversíveis em ações, o Conselho de Administração poderá, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir para a Diretoria Reunida; XXVI aprovar aportes em investimentos societários que impliquem aumento do patrimônio líquido das participações, podendo, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir; XXVII deliberar sobre os projetos de investimento e participação em novos negócios, outras sociedades, consórcios, joint ventures, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, consórcios ou empreendimentos; XXVIII deliberar sobre assuntos que, em virtude de disposição legal ou por determinação da Assembleia Geral, sejam de sua competência, incluindo aprovar Relatório Integrado ou de Sustentabilidade e indicadores ambientais, sociais e de governança, Formulário de Referência e Formulário 20-F; XXIX assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente; XXX aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia e a celebração de contratos de indenidade, observando a política de indenidade e as condições gerais dos contratos de indenidade; XXXI exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria e deliberar sobre os casos omissos deste Estatuto Social; XXXII elaborar e divulgar parecer fundamentado, favorável ou contrário, a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo: (i) a conveniência e oportunidade da oferta pública de Estatuto Social Copel - pág. 14/40 aquisição de ações quanto ao interesse da Companhia e do conjunto dos acionistas, incluindo em relação ao preço e os potenciais impactos para a liquidez das ações; (ii) os planos estratégicos divulgados pelo ofertante em relação à Companhia; (iii) alternativas à aceitação da oferta pública de aquisição de ações disponíveis no mercado; XXXIII fixar a remuneração individual a ser atribuída aos membros dos Órgãos Estatutários, observado o montante global estabelecido pela Assembleia Geral; XXXIV conceder licença ao Presidente da Companhia e ao Presidente do Conselho de Administração; e XXXV aprovar a alteração do endereço completo da Companhia, dentro do município sede, conforme definido no artigo 3º. Art. 31 Compete ao presidente do Conselho de Administração, além das atribuições previstas no Regimento Interno, conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho, individual e coletiva, de periodicidade anual, dos administradores e dos membros dos Comitês Estatutários, nos termos do presente Estatuto. SEÇÃO II - DIRETORIA Art. 32 A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com as orientações gerais estabelecidas pelo Conselho de Administração. Composição, mandato e investidura Art. 33 A Diretoria será eleita pelo Conselho de Administração, podendo ser destituída a qualquer tempo por aquele colegiado, e será composta por até 09 (nove) membros, sendo um deles o Presidente, e até 08 (oito) Vice-Presidentes, todos residentes no País, com mandato unificado de 02 (dois) anos, permitida reeleição, respeitando-se o mínimo de 3 (três) membros. A Companhia poderá ter, ainda, até 04 (quatro) Diretores, cujas atribuições serão definidas pelo Conselho de Administração, conforme proposta do Presidente da Companhia. §1º As indicações para Diretoria devem observar os requisitos e vedações impostos pela Lei Federal nº 6.404/1976 e pela política de indicação. §2º Na indicação do Presidente da Companhia, o Conselho de Administração deverá observar a sua capacidade profissional, notório conhecimento, especialização e perfil profissional necessário às atribuições do cargo. §3º Os membros da Diretoria exercerão seus cargos em regime de tempo integral e de dedicação exclusiva ao serviço da Copel, permitido o exercício concomitante em cargos de administração de subsidiárias, controladas ou demais participações societárias da Companhia. Para atuação em cargos de administração de outras sociedades e/ou associações, será necessária a aprovação pelo Conselho de Administração, exceto para aquelas entidades setoriais já previstas no Regimento Interno das Diretorias. Art. 34 É condição para investidura em cargo de Diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento. Estatuto Social Copel - pág. 15/40 Atribuições Art. 35 A Diretoria tem poderes para praticar os atos necessários ao funcionamento regular da Companhia e à consecução do objeto social, observadas as disposições legais, estatutárias e constantes do seu Regimento Interno. Parágrafo único. Sem prejuízo do disposto no artigo 48, compete à Diretoria administrar e gerir os negócios da Companhia de forma sustentável, cabendo-lhe apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior: I plano de negócios para o exercício anual seguinte; II as bases, diretrizes e estratégias de longo prazo para a elaboração do planejamento estratégico, os planos e programas anuais e plurianuais, contemplando a análise de riscos e oportunidades para um horizonte mínimo definido no Regimento Interno das Diretorias; e III os orçamentos de custeio e de investimentos da Companhia para o exercício anual seguinte, visando ao alcance das estratégias empresariais. Art. 36 Compete ao Presidente da Companhia: I dirigir e coordenar a Companhia; II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o artigo 40 e seguintes do presente Estatuto Social; III promover o desenvolvimento e propor ao Conselho de Administração a estratégia corporativa da Companhia, bem como zelar pela sua execução; IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração; V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração; VI dirigir e coordenar os trabalhos da Diretoria; VII convocar e presidir as reuniões da Diretoria; VIII conceder licença aos demais membros da Diretoria e indicar o substituto nos casos de ausência ou impedimento temporário; IX resolver questões de conflito de interesse ou conflito de competência entre as Diretorias; X propor ao Conselho de Administração a indicação dos membros da Diretoria, observando os requisitos e vedações estabelecidos em política e normas internas, podendo, inclusive, propor ao Conselho de Administração sua destituição a qualquer tempo; XI deliberar sobre a adesão e permanência em compromissos voluntários assumidos pela Copel Holding e pelas Subsidiárias Integrais; e XII exercer outras atribuições que lhe forem conferidas pelo Conselho de Administração, observada a legislação vigente e nos termos deste Estatuto Social. Art. 37 São atribuições dos Vice-Presidentes: I gerir as atividades objeto da sua área de atuação, estabelecidas no Regimento Interno das Diretorias; Estatuto Social Copel - pág. 16/40 II participar das reuniões de Diretoria, contribuindo para a definição e aplicação das políticas a serem seguidas pela Companhia e relatar sobre os assuntos relevantes da sua respectiva área de atuação; e III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração no que se refere à gestão de sua área específica de atuação. §1º As demais atribuições individuais dos Diretores serão detalhadas no Regimento Interno das Diretorias. §2º Além das atribuições estabelecidas neste Estatuto Social, compete aos Vice- Presidentes e Diretores assistir e auxiliar o Presidente da Companhia na administração dos negócios da Companhia, bem como assegurar a cooperação e o apoio aos demais Diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia. §3º Os Vice-Presidentes e Diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das Subsidiárias Integrais. Art. 38 A Diretoria responsável por governança, risco e compliance tem a atribuição de verificar o cumprimento de obrigações e gestão de riscos, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, Código de Conduta e programa de integridade, dentre outras definidas no Regimento Interno das Diretorias. §1º O Diretor responsável por governança, risco e compliance poderá reportar-se diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Presidente da Companhia em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada. §2º Para o exercício de suas atribuições, a Diretoria terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários. Art. 39 O Vice-Presidente responsável por finanças e relações com investidores tem a atribuição de prestar informações ao público investidor, à Comissão de Valores Mobiliários do Brasil, à Securities and Exchange Commission dos Estados Unidos da América e às Bolsas de Valores em que a Companhia estiver listada e por manter atualizado o registro de companhia aberta, cumprindo toda a legislação e regulamentação aplicável. Representação da Companhia Art. 40 A Companhia obriga-se perante terceiros: I pela assinatura de 02 (dois) membros da Diretoria, sendo 01 (um) necessariamente o Presidente ou o Vice-Presidente responsável por finanças e relações com investidores, e o outro, o membro da Diretoria, com atribuições da área específica a que o assunto se referir; II pela assinatura de 01 (um) Vice-Presidente e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato; III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato; IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos. Estatuto Social Copel - pág. 17/40 Parágrafo único. O Vice-Presidente responsável por finanças e de relações com investidores pode, individualmente, representar a Companhia perante a Comissão de Valores Mobiliários, a Securities and Exchange Commission dos Estados Unidos da América, a B3, a instituição financeira prestadora dos serviços de escrituração de ações da Companhia e entidades administradoras de mercados organizados nos quais os valores mobiliários da Companhia estejam admitidos à negociação. Art. 41 Os membros da Diretoria poderão constituir mandatários da Companhia, devendo ser especificados no instrumento os atos ou operações que poderão praticar e a duração do mandato, sendo que, apenas as procurações para o foro em geral terão prazo indeterminado. §1º As procurações outorgadas pela Companhia devem ser assinadas por 02 (dois) diretores conjuntamente, especificando os poderes outorgados e com prazo de vigência de, no máximo, 01 (um) ano. §2º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos membros da Diretoria que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento. Art. 42 Poderá, qualquer dos membros da Diretoria, representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida. Vacância e substituição Art. 43 Nas vacâncias, ausências ou impedimentos temporários de qualquer membro da Diretoria, o Presidente da Companhia designará outro membro da Diretoria para acumular as funções. §1º Nas suas ausências e impedimentos temporários, o Presidente da Companhia será substituído pelo Vice-Presidente por ele indicado e, se não houver indicação, os demais Vice-Presidentes elegerão, no ato, seu substituto. §2º Os membros da Diretoria não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração. Art. 44 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, o Presidente da Companhia indicará o substituto ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, ao qual caberá eleger o membro indicado, que completará o mandato do substituído. Parágrafo único. Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício. SEÇÃO III - DIRETORIA REUNIDA (REDIR) Funcionamento Art. 45 A Diretoria se reunirá mensalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Presidente da Companhia ou de outros 02 (dois) Vice-Presidentes quaisquer. Estatuto Social Copel - pág. 18/40 §1º As reuniões da Diretoria serão instaladas pela presença da maioria dos membros em exercício, considerando-se entre Presidente e Vice-Presidentes, sendo aprovada a matéria que obtiver a concordância da maioria simples dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Presidente da Companhia. §2º O direito de voto em Reuniões de Diretoria é conferido ao Presidente e aos Vice-Presidentes, não sendo permitido o acúmulo de votos em caso de substituição. Não será admitido o voto por representação. §3º As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes. §4º As atribuições de Diretores, caso eleitos pelo Conselho de Administração, serão definidas em Regimento Interno das Diretorias, e tal função não confere direito à voto. Art. 46 Fica facultada, se necessária, a participação não presencial dos membros da Diretoria, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o membro da Diretoria que participar remotamente será considerado presente na reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião. Art. 47 As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio. Atribuições Art. 48 Sem prejuízo das atribuições definidas em lei e no Regimento Interno das Diretorias, compete à Diretoria Reunida: I deliberar sobre os negócios da Companhia de forma sustentável, considerando o seu objeto social, os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades; II cumprir e fazer cumprir a legislação aplicável, o Estatuto Social, as políticas e normas internas da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração; III instruir e submeter à aprovação do Conselho de Administração, manifestandose previamente sobre: a) os planos e programas anuais e plurianuais, alinhando os dispêndios de investimentos, aos respectivos projetos, contemplando a análise de riscos e oportunidades para um horizonte mínimo, definido no Regimento Interno das Diretorias; b) o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações; c) os projetos de investimento, participações em novos negócios, outras sociedades, consórcios, joint ventures, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios; d) o resultado de desempenho das atividades da Companhia; e) os relatórios trimestrais da Companhia, acompanhados das demonstrações financeiras; Estatuto Social Copel - pág. 19/40 f) o Relatório da Administração acompanhado das demonstrações financeiras e respectivas notas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício; g) o Relato Integrado ou o Relatório de Sustentabilidade da Companhia e demais relatórios corporativos a serem subscritos pelo Conselho de Administração; h) o Regimento Interno das Diretorias, regulamentos e políticas gerais da Companhia. i) as revisões do Código de Conduta e o Programa de Integridade da Companhia, em conformidade com a legislação aplicável; j) as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia. IV aprovar: a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua implantação e execução; b) o plano de contas contábil; c) o plano anual de seguros da Companhia; d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Presidente da Companhia, do Conselho de Administração ou da Assembleia Geral; e) indicação dos representantes da Companhia nos Órgãos Estatutários das sociedades em que esta ou suas Subsidiárias Integrais tenham ou venham a ter participação direta ou indireta; f) a participação corporativa em associações de classe e entidades não governamentais; g) proposta relacionada à política de pessoal; e h) o regulamento interno de aquisições e contratos. V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração e os limites de alçada estabelecidos em normativa interna e no Regimento Interno das Diretorias: a) atos de renúncia ou transação judicial ou extrajudicial, para pôr fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Presidente da Companhia ou qualquer outro membro da Diretoria; b) celebração de quaisquer negócios jurídicos quando o valor da operação não ultrapassar 2% (dois por cento) do patrimônio líquido, sem prejuízo da competência atribuída por este Estatuto Social ao Conselho de Administração, incluindo aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas; e c) a emissão de debêntures não conversíveis em ações, observados os limites e as diretrizes fixadas pelo Conselho de Administração. VI estabelecer as premissas e aprovar a constituição das estruturas organizacionais da Companhia e de suas Subsidiárias Integrais; VII negociar e firmar instrumentos de gestão entre a Companhia, suas Subsidiárias Integrais e Sociedades de Propósito Específico Integrais; Estatuto Social Copel - pág. 20/40 VIII estabelecer e monitorar práticas de governança, controles internos, diretrizes e políticas para suas Subsidiárias Integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; IX autorizar abertura, instalação, transferência e extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos; X indicar, caso decida, a Subsidiária Integral responsável pela execução das atividades relativas à gestão das sociedades nas quais a Companhia e suas Subsidiárias Integrais detêm participação acionária, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; e XI orientar o voto a ser proferido pela Companhia nas Assembleias Gerais das Subsidiárias Integrais e demais sociedades e associações em que a Companhia possua participação direta. §1 A Diretoria poderá designar mandatários ou conferir poderes aos demais níveis gerenciais da Companhia e da estrutura compartilhada da qual participa, por meio de norma interna ou por instrumento hábil, inclusive em conjunto com as Subsidiárias Integrais, dentro dos limites e competência individuais atribuídos aos membros da Diretoria, tais como a assinatura de contratos, convênios, termos de cooperação, além de outros instrumentos que gerem obrigação para a Companhia ou suas Subsidiárias Integrais, exceto os atos indelegáveis por lei desde que previamente aprovados dentro dos limites ora estabelecidos. §2º Quando o valor acumulado da aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas atingir 5% (cinco por cento) do Patrimônio Líquido da Companhia, no decorrer do exercício fiscal, encaminhar relatório para deliberação pelo Conselho de Administração, devendo ser consideradas, para fins de apuração deste critério, as demonstrações financeiras consolidadas da Companhia referentes ao último exercício social. Art. 49 O Regimento Interno das Diretorias detalhará as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida. CAPÍTULO V - COMITÊS ESTATUTÁRIOS Art. 50 A Companhia contará com os seguintes comitês estatutários: (i) Comitê de Auditoria Estatutário, (ii) Comitê de Investimentos e Inovação, (iii) Comitê de Desenvolvimento Sustentável; e (iv) Comitê de Gente (em conjunto “Comitês Estatutários). §1º Os Comitês Estatutários serão remunerados, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral. §2º O Conselho de Administração poderá criar comitês adicionais para o assessoramento da Administração da Companhia, com objetivos restritos e específicos e com prazo de duração, designando os seus respectivos membros. §3º O funcionamento, a remuneração dos integrantes e as atribuições dos Órgãos Estatutários e Comitês de Assessoramento, previstos neste Artigo, serão Estatuto Social Copel - pág. 21/40 disciplinados pelo Conselho de Administração, por meio de seus respectivos Regimentos Internos, respeitado o disposto neste Estatuto Social. SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE) Art. 51 O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento e vinculado ao Conselho de Administração. Art. 52 O Comitê de Auditoria Estatutário será único para a Companhia e suas Subsidiárias Integrais, exercendo suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração. Art. 53 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação e regulamentação vigente e serão detalhadas por regimento interno específico, aprovado pelo Conselho de Administração, que definirá, ainda, as atividades do Coordenador do Comitê de Auditoria Estatutário. §1º O Coordenador do Comitê de Auditoria Estatutário será eleito pelo Conselho de Administração, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas. §2º O Comitê de Auditoria Estatutário será composto por 03 (três) membros, escolhidos, eleitos e destituíveis pelo Conselho de Administração, com prazo de mandato unificado de 2 (dois) anos, permitidas reeleições, observados os seguintes parâmetros: I ter a maioria de membros independentes nos termos da legislação e regulamentação aplicáveis; II no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, nos termos da regulamentação editada pela Comissão de Valores Mobiliários que dispõe sobre o registro e o exercício da atividade de auditoria independente no âmbito do mercado de valores mobiliários; III no mínimo 01(um) dos membros do Comitê de Auditoria Estatutário deverá ser membro independente do Conselho de Administração; IV no mínimo 01(um) dos membros do Comitê de Auditoria Estatutário não será membro do Conselho de Administração e deverá ser escolhido dentre pessoas de mercado de notória experiência e capacidade técnica; V o prazo máximo para exercício do cargo é de 10 anos; e VI é vedada a participação de membros da Diretoria da Companhia, suas controladas, controladora, coligadas ou sociedades em controle comum, diretas ou indiretas, no Comitê de Auditoria Estatutário. §3º O mesmo membro do Comitê de Auditoria Estatutário poderá acumular as características previstas no § 2º, II e III, acima. §4º O Comitê de Auditoria Estatutário se reunirá ordinariamente, no mínimo, 09 (nove) vezes ao ano e extraordinariamente, sempre que necessário, observada a periodicidade mínima exigida pela regulamentação editada pela Comissão de Valores Mobiliários que dispõe sobre o registro e o exercício da atividade de auditoria independente no âmbito do mercado de valores mobiliários, decidindo por maioria de votos, com registro em ata, de acordo com seu Regimento Interno. §5º A Auditoria Interna será vinculada funcionalmente ao Conselho de Administração por intermédio do Comitê de Auditoria Estatutário. Estatuto Social Copel - pág. 22/40 Art. 54 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes. Parágrafo único. Sem prejuízo das demais atribuições estabelecidas nas normas aplicáveis e no Regimento Interno, compete ao Comitê de Auditoria Estatutário: I opinar sobre a contratação e destituição dos serviços de auditoria independente para a elaboração de auditoria externa independente ou para qualquer outro serviço; II avaliar as informações trimestrais, demonstrações intermediárias e demonstrações financeiras; III acompanhar as atividades da Auditoria Interna e da área de controles internos da Companhia; IV avaliar e monitorar as exposições de risco da Companhia; V avaliar, monitorar, e recomendar à administração a correção ou aprimoramento das políticas internas da Companhia, incluindo a política de transações entre partes relacionadas; VI possuir meios para recepção e tratamento de informações acerca do descumprimento de dispositivos legais e normativos aplicáveis à Companhia, além de regulamentos e códigos internos, inclusive com previsão de procedimentos específicos para proteção do prestador e da confidencialidade da informação; VII elaborar relatório anual resumido, a ser apresentado juntamente com as demonstrações financeiras, contendo a descrição de: (a) reuniões realizadas, suas atividades, os principais assuntos discutidos, os resultados e conclusões alcançados e as recomendações feitas; e (b) quaisquer situações nas quais exista divergência significativa entre a administração da Companhia, os auditores independentes e o Comitê de Auditoria Estatutário em relação às demonstrações financeiras da Companhia; VIII possuir meios para receber denúncias, inclusive sigilosas, internas e externas à Companhia, em matérias relacionadas ao escopo de suas atividades; IX supervisionar as atividades (a) dos auditores independentes, a fim de avaliar a sua independência, a qualidade dos serviços prestados; e a adequação dos serviços prestados às necessidades da Companhia; (b) a área de controles internos da Companhia; (c) da área de Auditoria Interna da Companhia; e (d) da área de elaboração das demonstrações financeiras da Companhia; X monitorar a qualidade e integridade: (a) dos mecanismos de controles internos; (b) das informações trimestrais, demonstrações intermediárias e demonstrações financeiras da Companhia; e (c) das informações e medições divulgadas com base em dados contábeis ajustados e em dados não contábeis que acrescentem elementos não previstos na estrutura dos relatórios usuais das demonstrações financeiras; XI avaliar e monitorar as exposições de risco da Companhia, podendo inclusive requerer informações detalhadas de políticas e procedimentos relacionados com: (a) a remuneração da administração; (b) a utilização de ativos da Companhia; e (c) as despesas incorridas em nome da Companhia; XII avaliar e monitorar, juntamente com a administração e a área de Auditoria Interna, a adequação das transações com partes relacionadas realizadas pela Companhia e suas respectivas evidenciações; e Estatuto Social Copel - pág. 23/40 XIII avaliar, com periodicidade mínima anual, se a área de Auditoria Interna possui estrutura e orçamentos considerados suficientes ao desempenho de suas funções. SEÇÃO II - COMITÊ DE INVESTIMENTOS E INOVAÇÃO (CII) Art. 55 O Comitê de Investimentos e Inovação é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração. Art. 56 O Comitê de Investimentos e Inovação será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração. Art. 57 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração. §1º O Coordenador do Comitê de Investimentos e Inovação, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas. §2º O Comitê de Investimentos e Inovação será composto por 03 (três) membros do Conselho de Administração, eleitos e destituíveis por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas reeleições. §3º O Presidente da Companhia integrará o Comitê de Investimentos e Inovação, sem direito à voto. §4º O Comitê de Investimentos e Inovação se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno. Art. 58 É conferido ao Comitê de Investimentos e Inovação autonomia operacional para conduzir, dentro do seu escopo, suas atividades, inclusive com contratação e utilização de especialistas externos independentes. SEÇÃO III - COMITÊ DE DESENVOVIMENTO SUSTENTÁVEL (CDS) Art. 59 O Comitê de Desenvolvimento Sustentável é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração. Art. 60 O Comitê de Desenvolvimento Sustentável será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração. Art. 61 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração. §1º O Coordenador do Comitê de Desenvolvimento Sustentável, será eleito pelo Conselho de Administração, ao qual caberá dar cumprimento às deliberações do órgão. §2º O Comitê de Desenvolvimento Sustentável será composto por 03 (três) membros, eleitos e destituíveis pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitida reeleição, observados os seguintes parâmetros: Estatuto Social Copel - pág. 24/40 I até 03 (três) membros do Conselho de Administração; e II até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê de Desenvolvimento Sustentável. §3º O Presidente da Companhia integrará o Comitê de Desenvolvimento Sustentável sem direito à voto; e §4º O Comitê de Desenvolvimento Sustentável se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno. Art. 62 É conferido ao Comitê de Desenvolvimento Sustentável autonomia operacional para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes. SEÇÃO IV - COMITÊ DE GENTE (CDG) Art. 63 O Comitê de Gente é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração. Art. 64 O Comitê de Gente será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração. Art. 65 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração. §1º O Comitê de Gente auxiliará o Conselho de Administração na elaboração e no acompanhamento do plano de sucessão, na avaliação do Conselho de Administração, dos Comitês Estatutários e da Diretoria; bem como na estratégia de remuneração dos Órgãos Estatutários e nas propostas e demais assuntos relativos à política de pessoal. §2º O Comitê de Gente acompanhará o processo de elegibilidade dos administradores e membros de Comitês Estatutários, em conformidade com as disposições legais e estatutárias e considerando ainda as regras fixadas em normativos internos. §3º O Coordenador do Comitê de Gente, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão. §4º O Comitê de Gente será composto por 03 (três) membros, eleitos e destituíveis pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitida reeleição, observados os seguintes parâmetros: I até 03 (três) membros do Conselho de Administração; e II até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê. §5º O Presidente da Companhia integrará o Comitê de Gente sem direito à voto. §6º O Comitê de Gente se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno. Art. 66 É conferido ao Comitê de Gente autonomia operacional para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes. Estatuto Social Copel - pág. 25/40 CAPÍTULO VI - CONSELHO FISCAL (CF) Art. 67 A Companhia contará com um Conselho Fiscal de funcionamento não permanente de fiscalização, com as competências e atribuições previstas na Lei Federal nº 6.404/1976 e demais disposições legais aplicáveis. Art. 68 O Conselho Fiscal, se instalado, se reunirá conforme definido em seu Regimento Interno, lavrando-se ata em livro próprio. Composição e funcionamento Art. 69 O Conselho Fiscal, se instalado, será composto por 03 (três) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, nos termos da Lei nº 6.404/1976. O Conselho Fiscal, quando instalado, funcionará até a primeira Assembleia Geral Ordinária que se realizar após sua instalação. §1º O presidente do Conselho Fiscal, se instalado, será eleito por seus pares, na primeira reunião após a eleição de seus membros, cabendo ao presidente dar cumprimento às deliberações do órgão. §2º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função, nos termos da legislação aplicável. Art. 70 Caso seja instalado o Conselho Fiscal, suas atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão. §1º A função de membro do Conselho Fiscal é indelegável. §2º Os membros do Conselho Fiscal têm os mesmos deveres dos administradores de que tratam os artigos 153 a 156 da Lei Federal nº 6.404/1976 e respondem pelos danos resultantes de omissão no cumprimento de seus deveres e de atos praticados com culpa ou dolo, ou com violação da lei ou do estatuto Vacância e substituições Art. 71 Caso seja instalado o Conselho Fiscal, na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato. Representação e pareceres Art. 72 Caso seja instalado o Conselho Fiscal, o presidente do Conselho Fiscal, ou ao menos um dos membros, deverá comparecer às reuniões da Assembleia Geral e responder aos pedidos de informações formulados pelos acionistas. Parágrafo único. Os pareceres e representações do Conselho Fiscal, se instalado, ou de qualquer um de seus membros, poderão ser apresentados e lidos na Assembleia Geral, independentemente de publicação e ainda que a matéria não conste da ordem do dia. CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS Posse, impedimentos e vedações Estatuto Social Copel - pág. 26/40 Art. 73 Para investidura no cargo, os membros dos Órgãos Estatutários deverão observar as condições mínimas impostas pela Lei Federal nº 6.404/1976, bem como deverão cumprir os procedimentos estabelecidos na Política de Indicação. Parágrafo Único - Em razão de incompatibilidade, é vedada a investidura para os Órgãos Estatutários e comitês de assessoramento da Copel e suas Subsidiárias Integrais: I de representante do órgão regulador ao qual a Companhia está sujeita, de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo; e II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em cargo de organização sindical. Art. 74 Os membros dos Órgãos Estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas, sujeitando-se à cláusula compromissória referida no artigo 97. §1º O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia. §2º A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato. Art. 75 Os membros dos Órgãos Estatutários deverão aderir à política de negociação de ações de emissão própria e à política de divulgação de informações e fatos relevantes, em atendimento à norma da Comissão de Valores Mobiliários, mediante assinatura do termo respectivo. Art. 76 O acionista e os membros dos Órgãos Estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse. Art. 77 Além dos casos previstos em lei, dar-se-á vacância do cargo quando: I o membro do Conselho de Administração, do Conselho Fiscal ou dos Comitês Estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração. Art. 78 Anualmente será realizada, pelo Conselho de Administração, avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos Comitês Estatutários e da Diretoria da Companhia e de suas Subsidiárias Integrais, podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a Política de Avaliação. Art. 79 Os Órgãos Estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro próprio de atas, podendo estas serem lavradas de forma sumária. Estatuto Social Copel - pág. 27/40 §1º Em caso de decisão que não seja unânime, justificativa para o voto divergente poderá ser registrada, observando que se exime de responsabilidade o membro dissidente que faça consignar sua divergência em ata de reunião ou, não sendo possível, dê ciência imediata e por escrito de sua posição. §2º Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal. Art. 80 Os membros de um Órgão Estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto. Art. 81 As reuniões dos Órgãos Estatutários podem ser presenciais, por audioconferência ou videoconferência, nos termos deste Estatuto Social e do respectivo Regimento Interno. Remuneração Art. 82 A remuneração dos membros dos Órgãos Estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto Social. §1º A remuneração dos membros do Conselho Fiscal, se instalado, fixada pela Assembleia Geral que os eleger, observará o mínimo estabelecido legalmente, além do reembolso obrigatório das despesas de locomoção e estada necessárias ao desempenho da função. §2º Caso o Presidente da Companhia venha a ser eleito como membro do Conselho de Administração, não receberá remuneração adicional pelo cargo de membro do Conselho de Administração. CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS Art. 83 O exercício social coincide com o ano civil e ao término de cada exercício social serão elaboradas as demonstrações financeiras observando as regras contidas na Lei Federal nº 6.404/1976, e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão. §1º A Companhia deverá elaborar informações financeiras trimestrais e divulgálas em website. §2º Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras: I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda; II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social; III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e Estatuto Social Copel - pág. 28/40 IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais. Art. 84 Os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei Federal nº 6.404/1976. §1º A Companhia poderá levantar balanços e demonstrações financeiras intermediárias, semestrais, trimestrais ou em períodos menores. Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações financeiras anuais ou intermediárias, o Conselho de Administração, poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a legislação aplicável e a política de dividendos. §2º Os dividendos intermediários, intercalares e os juros sobre capital próprio distribuídos nos termos do §1º, serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável. §3º O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, se instalado, ser ele incompatível com a situação financeira da Companhia. §4º Os lucros que deixarem de ser distribuídos nos termos do §3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia. §5º Quando da distribuição de juros sobre capital próprio, o percentual previsto no caput será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável. Art. 85 Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia. CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO Art. 86 A Companhia dissolver-se-á e entrará em liquidação nos casos previstos em lei, cabendo à Assembleia Geral estabelecer o modo de liquidação e eleger o liquidante, ou liquidantes, e o Conselho Fiscal, se instalado, caso seu funcionamento seja solicitado por acionistas que perfaçam o quórum estabelecido em lei ou na regulamentação expedida pela Comissão de Valores Mobiliários, obedecidas as formalidades legais, fixando-lhes os poderes e a remuneração. CAPÍTULO X - MECANISMOS DE DEFESA Art. 87 Os membros dos Órgãos Estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei. Art. 88 A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes dos Órgãos Estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções. Estatuto Social Copel - pág. 29/40 §1º A mesma proteção definida no caput será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e/ou administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos administradores. §2º A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia. §3º Se, após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar, por sua conta, advogado de sua confiança, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade. §4º O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do §3º. Art. 89 A Companhia poderá celebrar contratos de indenidade, observadas a legislação aplicável e as diretrizes definidas na Política de Indenidade. §1º Os contratos previstos no caput deste artigo não indenizarão atos praticados: I fora do exercício das atribuições ou poderes de seus signatários; II com má-fé, dolo, culpa grave ou mediante fraude; III em interesse próprio ou de terceiros, em detrimento do interesse social da Companhia; e IV demais casos previstos na política e no respectivo contrato de indenidade. §2º A cobertura do contrato de indenidade se aplica caso não exista cobertura de seguro de responsabilidade civil, previsto no artigo 92 do presente Estatuto Social. Art. 90 A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno. Art. 91 Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no artigo 88 do presente Estatuto Social, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto Social, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia de todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados. Art. 92 A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no artigo 88 do presente Estatuto Social, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardálas das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos. Estatuto Social Copel - pág. 30/40 CAPÍTULO XI - ALIENAÇÃO DE CONTROLE E SAÍDA DO NOVO MERCADO Art. 93 A alienação direta ou indireta do controle da Companhia, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição de que o adquirente se obrigue a efetivar oferta pública de aquisição das ações tendo por objeto ações de emissão da Companhia de titularidade dos demais acionistas, observando as condições e os prazos previstos na legislação e na regulamentação vigentes e no Regulamento do Novo Mercado, de forma a assegurar-lhes tratamento igualitário àquele dado ao acionista controlador alienante. Art. 94 Sem prejuízo do disposto no Regulamento do Novo Mercado, a saída voluntária do Novo Mercado deverá ser precedida de oferta pública de aquisição de ações que observe os procedimentos previstos na regulamentação editada pela Comissão de Valores Mobiliários sobre ofertas públicas de aquisição de ações para cancelamento de registro de companhia aberta e os seguintes requisitos: I o preço ofertado deve ser justo, sendo possível, o pedido de nova avaliação da Companhia na forma estabelecida na Lei Federal nº 6.404/1976; e II acionistas titulares de mais de 1/3 das ações em circulação deverão aceitar a oferta pública de aquisição de ações ou concordar expressamente com a saída do referido segmento sem a efetivação de alienação das ações. Parágrafo único - A saída voluntária do Novo Mercado pode ocorrer independentemente da realização de oferta pública mencionada neste Artigo, na hipótese de dispensa aprovada em Assembleia Geral, nos termos do Regulamento do Novo Mercado. CAPÍTULO XII – PROTEÇÃO À DISPERSÃO ACIONÁRIA Art. 95 O acionista ou grupo de acionistas que, direta ou indiretamente, vier a se tornar titular de ações ordinárias que, em conjunto, ultrapassem 25% (vinte e cinco por cento) do capital votante da Copel e que não retorne a patamar inferior a tal percentual em até 120 (cento e vinte) dias deverá realizar uma oferta pública para a aquisição da totalidade das demais ações ordinárias, por valor, no mínimo, 100% (cem por cento) superior à maior cotação das ações ordinárias nos últimos 504 (quinhentos e quatro) pregões anteriores a data em que o acionista ou o grupo de acionistas ultrapassar o limite previsto neste artigo, atualizada pro rata dies, pela taxa do Sistema Especial de Liquidação e Custódia – SELIC. Parágrafo único. A obrigação de realizar oferta pública de aquisição não se aplicará à participação efetiva, direta ou indireta, dos acionistas que tenham, na data da entrada em vigor do dispositivo, participação superior ao previsto no caput, mas será aplicável caso (1) futuramente, após redução, a sua participação venha a aumentar e ultrapassar o percentual de 25% (vinte e cinco por cento) do capital votante da Companhia; ou (2) não tenha reduzido sua participação abaixo do percentual previsto no caput, venha a adquirir qualquer participação adicional que não seja alienada no prazo previsto neste artigo. Art. 96 O acionista ou grupo de acionistas que, direta ou indiretamente, vier a se tornar titular de ações ordinárias que, em conjunto, ultrapassem 50% (cinquenta por cento) do capital votante da Copel e que não retorne a patamar inferior a tal percentual em até 120 (cento e vinte) dias deverá realizar uma oferta pública para a aquisição da totalidade das demais ações ordinárias, por valor, no mínimo, 200% (duzentos por cento) superior à maior cotação das ações ordinárias nos últimos 504 (quinhentos e quatro) pregões, anteriores a data em que o acionista ou o grupo de acionistas ultrapassar o limite previsto neste artigo, atualizada pro rata dies, pela taxa do Sistema Especial de Liquidação e Custódia – SELIC. Estatuto Social Copel - pág. 31/40 CAPÍTULO XIII - RESOLUÇÃO DE CONFLITOS Art. 97 A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal, se instalado, efetivos e suplentes, obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, na forma de seu regulamento, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda de sua condição de emissor, acionistas, administradores, membros do Conselho Fiscal, membros de Comitês Estatutários e, em especial, decorrentes das disposições contidas na Lei Federal nº 6.404/1976, na Lei Federal nº 6.385/1976, neste Estatuto Social, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Novo Mercado, dos demais regulamentos da B3 e do Contrato de Participação no Novo Mercado. CAPÍTULO XIV - DISPOSIÇÕES GERAIS Art. 98 Na hipótese de retirada de acionistas, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor patrimonial por ação, a ser apurado com base no último conjunto de demonstrações financeiras aprovadas pela assembleia geral, sendo facultado ao acionista requerer levantamento de balanço especial nas hipóteses previstas no artigo 45 da Lei nº 6.404/1976. Art. 99 A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais. Art. 100 A disposição constante do Artigo 5º, Parágrafo 1º deixará de vigorar com o início da negociação das ações ordinárias da Companhia no segmento do Novo Mercado. Estatuto Social Copel - pág. 32/40 ANEXO I - ALTERAÇÕES ESTATUTÁRIAS O texto originário do Estatuto da Copel (arquivado na Jucepar, sob o nº 17.340, em 16.06.1955, e publicado no DOE PR, de 25.06.1955) foi objeto de modificações cujas referências são citadas a seguir: Ata da AG JUCEPAR Publicada no Nº arq. Data DOE PR 09.09.1969 83.759 01.10.1969 08.10.1969 21.08.1970 88.256 04.09.1970 14.09.1970 22.10.1970 88.878 05.11.1970 16.11.1970 28.04.1972 95.513 24.05.1972 30.05.1972 30.04.1973 101.449 15.08.1973 28.08.1973 06.05.1974 104.755 21.05.1974 05.06.1974 27.12.1974 108.364 07.02.1975 21.02.1975 30.04.1975 110.111 03.06.1975 18.06.1975 26.03.1976 114.535 29.04.1976 10.05.1976 15.02.1978 123.530 28.02.1978 08.03.1978 14.08.1979 130.981 09.11.1979 20.11.1979 26.02.1980 132.253 25.03.1980 16.04.1980 30.10.1981 139.832 01.12.1981 18.12.1981 02.05.1983 146.251 31.05.1983 14.06.1983 23.05.1984 150.596 26.07.1984 28.08.1984 17.12.1984 160.881 17.01.1985 11.02.1985 11.06.1985 162.212 01.07.1985 18.07.1985 12.01.1987 166.674 13.02.1987 26.02.1987 18.03.1987 166.903 07.04.1987 08.05.1987 19.06.1987 167.914 02.07.1987 14.07.1987 22.02.1994 18444,7 28.02.1994 17.03.1994 22.08.1994 309,0 20.09.1994 06.10.1994 15.02.1996 960275860 27.02.1996 06.03.1996 18.10.1996 961839597 29.10.1996 06.11.1996 10.07.1997 971614148 18.07.1997 22.07.1997 12.03.1998 980428793 01.04.1998 07.04.1998 30.04.1998 981597050 06.05.1998 12.05.1998 25.05.1998 981780954 28.05.1998 02.06.1998 26.01.1999 990171175 05.02.1999 11.02.1999 25.03.1999 990646483 14.04.1999 23.04.1999 27.03.2000 000633666 30.03.2000 07.04.2000 07.08.2001 20011994770 14.08.2001 27.08.2001 26.12.2002 20030096413 29.01.2003 10.02.2003 19.02.2004 20040836223 08.03.2004 19.03.2004 17.06.2005 20052144879 23.06.2005 05.07.2005 11.01.2006 20060050632 20.01.2006 25.01.2006 Cont.... Estatuto Social Copel - pág. 33/40 ANEXO I - ALTERAÇÕES ESTATUTÁRIAS Continuação... Ata da AG JUCEPAR Publicada no Nº arq. Data DOE PR 24.08.2006 20063253062 30.08.2006 11.09.2006 02.07.2007 20072743441 04.07.2007 27.07.2007 18.04.2008 20081683790 25.04.2008 27.05.2008 13.03.2009 20091201500 13.03.2009 31.03.2009 08.07.2010 20106612077 20.07.2010 04.08.2010 28.04.2011 20111122929 10.05.2011 07.06.2011 26.04.2012 20123192609 09.05.2012 15.05.2012 25.04.2013 20132186560 07.05.2013 20.05.2013 25.07.2013 20134231198 30.07.2013 09.08.2013 10.10.2013 20135861330 15.10.2013 25.10.2013 24.04.2014 20142274046 29.04.2014 05.05.2014 23.04.2015 20152615962 04.05.2015 06.05.2015 22.12.2016 20167724827 04.01.2017 06.01.2017 07.06.2017 20173251129 12.06.2017 19.06.2017 28.06.2018 20183296796 11.07.2018 17.07.2018 29.04.2019 20192743090 07.05.2019 10.05.2019 02.12.2019 20197383041 17.12.2019 19.12.2019 11.03.2021 20211660922 25.03.2021 06.04.2021 27.09.2021 20216601347 30.09.2021 18.10.2021 Ata da AG de JUCEPAR Extrato publicado no Nº arq. Data Valor Econômico de 28.04.2023 20233084983 08.05.2023 12.05.2023 10.07.2023* 20234989270 25.07.2023 28.07.2023 30.10.2024 20248270168 08.11.2024 13.11.2024 *Em função de condicionante presente na 207ªAGE, de 10.07.2023, o Estatuto Social da Copel como Corporação entrou em vigor em 11.08.2023, com a liquidação da oferta pública de ações da Companhia na B3. Estatuto Social Copel - pág. 34/40 ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º) Capital Inicial, em 28.03.1955: Cr$ 800.000.000,00 Ata da AG Novo Capital Aprovado JUCEPAR Publicada no Nº arq. Data DOE PR Cr$ 01.10.1960 1.400.000.000,00 26.350 13.10.1960 14.10.1960 16.04.1962 4.200.000.000,00 31.036 03.05.1962 26.05.1962 11.11.1963 8.000.000.000,00 37.291 28.11.1963 02.12.1963 13.10.1964 16.000.000.000,00 50.478 23.10.1964 31.10.1964 24.09.1965 20.829.538.000,00 65.280 15.10.1965 18.10.1965 29.10.1965 40.000.000.000,00 65.528 12.11.1965 18.11.1965 20.09.1966 70.000.000.000,00 70.003 11.10.1966 18.10.19661 NCr$ 31.10.1967 125.000.000,00 74.817 01.12.1967 07.12.1967 17.06.1968 138.660.523,00 77.455 27.06.1968 13.07.1968 27.11.1968 180.000.000,00 79.509 10.12.1968 20.12.1968 06.06.1969 210.000.000,00 82.397 11.07.1969 05.08.1969 13.10.1969 300.000.000,00 84.131 30.10.1969 03.11.1969 03.12.1969 300.005.632,00 84.552 16.12.1969 30.12.1969 06.04.1970 332.111.886,00 86.263 14.05.1970 09.06.1970 Cr$ 24.11.1970 425.000.000,00 89.182 11.12.1970 18.12.1970 18.12.1970 500.178.028,00 89.606 04.02.1971 17.02.1971 31.07.1972 866.000.000,00 97.374 21.09.1972 04.10.1972 30.04.19732 867.934.700,00 101.449 15.08.1973 28.08.1973 31.08.1973 877.000.000,00 102.508 09.11.1973 21.11.1973 30.10.19733 1.023.000.000,00 103.387 25.01.1974 11.02.1974 30.05.1974 1.023.000.010,00 105.402 21.06.1974 27.06.1974 27.12.1974 1.300.000.000,00 108.364 07.02.1975 21.02.1975 30.04.1975 1.302.795.500,00 110.111 13.06.1975 18.06.1975 22.12.1975 1.600.000.000,00 113.204 15.01.1976 13.02.1976 26.03.1976 1.609.502.248,00 114.535 29.04.1976 10.05.1976 17.12.1976 2.100.000.000,00 118.441 14.01.1977 04.02.1977 29.08.1977 3.000.000.000,00 122.059 14.10.1977 25.10.1977 16.11.1977 3.330.000.000,00 122.721 13.12.1977 12.01.1978 28.04.1978 3.371.203.080,00 125.237 06.07.1978 20.07.1978 Cont.... 1 Retificada no DOE PR de 05.06.1967. 2 Ratificada na AGE de 07.08.1973, publicada no DOE PR de 23.08.1973. 3 Ratificada na AGE de 21.12.1973, publicada no DOE PR de 01.02.1974. Estatuto Social Copel - pág. 35/40 ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º) Continuação... Ata da AG Novo Capital Aprovado JUCEPAR Publicada no Nº arq. Data DOE PR Cr$ 14.12.1978 4.500.000.000,00 127.671 19.01.1979 06.03.1979 05.03.1979 5.656.487.659,00 128.568 04.05.1979 17.05.1979 30.04.1979 5.701.671.254,00 129.780 24.07.1979 14.08.1979 24.09.1979 8.000.000.000,00 130.933 05.11.1979 23.11.1979 CR$ 27.03.1980 10.660.296.621,00 133.273 17.06.1980 27.06.1980 29.04.1980 10.729.574.412,00 133.451 27.06.1980 16.07.1980 16.10.1980 11.600.000.000,00 135.337 02.12.1980 20.01.1981 30.04.1981 20.000.000.000,00 137.187 19.05.1981 29.05.1981 30.10.1981 20.032.016.471,00 139.832 01.12.1981 18.12.1981 30.04.1982 37.073.740.000,00 141.852 01.06.1982 17.06.1982 29.10.1982 39.342.000.000,00 144.227 14.12.1982 29.12.1982 14.03.1983 75.516.075.768,00 145.422 12.04.1983 10.05.1983 02.05.1983 80.867.000.000,00 146.251 31.05.1983 14.06.1983 01.09.1983 83.198.000.000,00 148.265 25.10.1983 09.12.1983 10.04.1984 205.139.191.167,00 150.217 15.06.1984 17.07.1984 10.04.1984 215.182.000.000,00 150.217 15.06.1984 17.07.1984 05.10.1984 220.467.480.000,00 160.412 08.11.1984 27.11.1984 25.03.1985 672.870.475.837,00 161.756 21.05.1985 11.06.1985 25.03.1985 698.633.200.000,00 161.756 21.05.1985 11.06.1985 18.09.1985 719.093.107.000,00 163.280 14.11.1985 27.11.1985 Cz$ 25.04.1986 2.421.432.629,00 164.815 11.06.1986 30.06.1986 23.10.1986 2.472.080.064,00 166.138 06.11.1986 14.11.1986 18.03.1987 4.038.049.401,49 166.903 07.04.1987 08.05.1987 18.03.1987 4.516.311.449,87 166.903 07.04.1987 08.05.1987 18.09.1987 4.682.539.091,91 168.598 06.10.1987 16.10.1987 14.04.1988 18.772.211.552,10 170.034 06.05.1988 25.05.19884 14.04.1988 19.335.359.578,00 170.034 06.05.1988 25.05.1988 14.06.1988 19.646.159.544,00 170.727 11.07.1988 20.07.1988 25.04.1989 174.443.702.532,00 172.902 26.05.1989 06.07.1989 NCz$ 25.04.1989 182.848.503,53 172.902 26.05.1989 06.07.1989 26.06.1989 184.240.565,60 17.337,4 12.07.1989 21.07.1989 Cont.... 4 Retificação no DOE nº 2780, de 27.05.88. Estatuto Social Copel - pág. 36/40 ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º) Continuação... Ata da AG Novo Capital Aprovado JUCEPAR Publicada no Nº arq. Data DOE PR Cr$ 30.03.1990 2.902.464.247,10 175.349 02.05.1990 09.05.1990 30.03.1990 3.113.825.643,60 175.349 02.05.1990 09.05.1990 25.05.1990 3.126.790.072,52 176.016 10.07.1990 09.08.1990 25.03.1991 28.224.866.486,42 17.780,9 26.04.1991 23.05.1991 25.03.1991 30.490.956.176,38 17.780,9 26.04.1991 23.05.1991 23.05.1991 30.710.162.747,26 17.833,7 18.06.1991 27.06.1991 28.04.1992 337.561.908.212,47 18.061,7 08.06.1992 06.07.1992 28.04.1992 367.257.139.084,96 18.061,7 08.06.1992 06.07.1992 25.06.1992 369.418.108.461,33 18.089,9 09.07.1992 17.07.1992 01.04.1993 4.523.333.257.454,10 18.255,3 29.04.1993 20.05.1993 01.04.1993 4.814.158.615.553,95 18.255,3 29.04.1993 20.05.1993 15.06.1993 4.928.475.489.940,955 18.313,9 13.07.1993 24.08.1993 CR$ 26.04.1994 122.158.200.809,226 1847810 10.05.1994 08.06.1994 R$ 25.04.1995 446.545.229,15 950696471 18.05.1995 19.06.1995 23.04.1996 546.847.990,88 960710000 07.05.1996 15.05.1996 29.07.1997 1.087.959.086,89 971614130 30.07.1997 01.08.1997 07.08.1997 1.169.125.740,577 971761671 12.08.1997 15.08.1997 12.03.1998 1.225.351.436,59 980428793 01.04.1998 07.04.1998 25.03.1999 1.620.246.833,38 990646483 14.04.1999 23.04.1999 26.12.2002 2.900.000.000,00 20030096413 29.01.2003 10.02.2003 29.04.2004 3.480.000.000,00 20041866290 07.06.2004 18.06.2004 27.04.2006 3.875.000.000,00 20061227897 09.05.2006 24.05.2006 27.04.2007 4.460.000.000.00 20071761462 05.05.2007 29.05.2007 27.04.2010 6.910.000.000,00 20105343960 06.05.2010 13.05.2010 22.12.2016 7.910.000.000,00 20167724827 04.01.2017 06.01.2017 29.04.2019 10.800.000.000,00 20192743090 07.05.2019 10.05.2019 Ata Novo Capital Aprovado JUCEPAR Publicada no Nº arq. Data DOE PR R$ CAD – 06.09.2024 12.831.618.938,25 20237759918 31.10.2023 13.11.2024 5 Em função da Medida Provisória nº 336, de 28.07.93, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.08.93, a ser registrado em "cruzeiros reais" (CR$ 4.928.475.475,41, nesta última data). 6 Em função da Medida Provisória nº 542, de 30.06.94, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.07.94, a ser registrado em "reais" (R$ 44.421.146,54, nesta última data). 7 Aumento do capital social autorizado pelo Conselho de Administração.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 22, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.